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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 5, 2021)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms "total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

  (6)
  The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses)

    on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2020, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company's insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. For details, see note 24 (Financial Risk Management, under the heading of "Market risk") to the consolidated financial statements for the year ended December 31, 2020.

  (8)
  Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2020 and are explained in note 24 (Financial Risk Management, under the heading of "Capital Management") thereto.

  (9)
  Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading of "Common stock") respectively to the consolidated financial statements for the year ended December 31, 2020.

  (10)
  On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in "Portfolio investments" and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the "Capital" section. These methods of presentation are non-IFRS measures as intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements.

  (11)
  References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

  (12)
  Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Overview of Consolidated Performance

The consolidated combined ratio of the insurance and reinsurance operations was 97.8%, producing an underwriting profit of $309.0 in 2020 despite COVID-19 losses of $668.7 (primarily at Brit, Odyssey Group and Allied World, representing 4.8 combined ratio points) and catastrophe losses of $644.3 (representing 4.7 combined ratio points), compared to a combined ratio of 96.9% and an underwriting profit of $394.5 in 2019. The insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $454.9 or 3.3 combined ratio points. The decrease in underwriting profit in 2020 principally reflected COVID-19 losses and increased frequency in catastrophe events that resulted in higher current period catastrophe losses, partially offset by increased business volumes as a result of improved pricing and new business. Net premiums earned by the insurance and reinsurance operations increased by 10.1% to $13,860.6 in 2020 primarily reflecting increases at Odyssey Group, Allied World and Crum & Forster. The insurance and reinsurance operations reported operating income (excluding net gains (losses) on investments) of $915.8 in 2020 compared to $1,107.5 in 2019, reflecting decreased interest and dividends and underwriting profit, and reduced share of profit of associates.

Operating loss in the Non-insurance companies reporting segment of $178.7 (2019 – $2.4) was primarily comprised of losses related to the decreased economic activity resulting from COVID-19 at the Restaurants and retail segment of $69.5 (2019 – operating income of $79.4) and Thomas Cook India of $66.5 (2019 – $176.7), and also included losses from the Other segment of $53.7 (2019 – $18.7), principally comprised of losses at Fairfax Africa of $110.1, partially offset by income at Dexterra Group and AGT.

Share of loss of associates of $112.8 in 2020 primarily reflected non-cash impairment losses of $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of $48.6 and Bangalore Airport of $30.5, partially offset by share of profit of Atlas of $116.4 and RiverStone Barbados of $113.0.

Net gains on investments of $313.1 in 2020 principally reflected net gains on bonds and other equity derivatives, partially offset by net losses on short equity derivatives and U.S. treasury bond forward contracts. Net gains on investments of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts. At December 31, 2020 subsidiary cash and short term investments (excluding those of Fairfax India) of $13,311.7 represented 31.7% of portfolio investments.

Net earnings attributable to shareholders of Fairfax decreased to $218.4 in 2020 from $2,004.1 in 2019, with the year-over-year decrease in profitability principally reflecting decreased net gains on investments, decreased operating income in the insurance and reinsurance operations (reflecting decreased interest and dividends and underwriting profit, and reduced share of profit of associates) and increased operating loss in the Non-insurance companies reporting segment, partially offset by a gain on deconsolidation of European Run-off.

The company's consolidated total debt to total capital ratio increased to 33.5% at December 31, 2020 from 28.8% at December 31, 2019 primarily reflecting the $700.0 drawn on its revolving credit facility and the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030. Common shareholders' equity decreased to $12,521.1 ($478.33 per basic share) at December 31, 2020 from $13,042.6 ($486.10 per basic share) at December 31, 2019 (an increase of 0.6%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2020), principally reflecting the payment of dividends on the company's common and preferred shares, unrealized foreign currency translation losses and purchases of subordinate voting shares for cancellation and for use in share-based payment awards, partially offset by net earnings attributable to shareholders of Fairfax.

Maintaining an emphasis on financial soundness, the company held $1,252.2 of cash and investments at the holding company ($1,229.4 net of derivative obligations) at December 31, 2020 compared to $975.5 ($975.2 net of derivative obligations) at December 31, 2019.

During 2020 the company provided $1,381.4 of cash and marketable securities in capital support to its subsidiaries, all to its insurance and reinsurance companies to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2020 and 2019 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For details of these transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020 or to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Brit

Subsequent to December 31, 2020

On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario's municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS' interest in Brit over time.

Years ended December 31, 2020 and 2019

During 2020 the company increased its ownership interest in Brit to 100% from 89.3% at December 31, 2019 (2019 – increased to 89.3% from 88.9% at December 31, 2018).

In the fourth quarter of 2020 Brit launched Ki Insurance, a newly formed subsidiary that is a fully digital and algorithmically-driven Lloyd's of London syndicate accessible from anywhere, at anytime.

On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners that it did not already own.

Allied World

During 2020 the company increased its ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019 (2019 – increased to 70.1% from 67.8% at December 31, 2018).

Insurance and Reinsurance – Other

On November 6, 2019 Fairfax Ukraine completed the acquisition of Universalna for purchase consideration comprised of cash and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On November 5, 2019 the company transferred its investment in ARX Insurance into Fairfax Ukraine, a newly formed subsidiary.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (ARX Insurance).

Effective January 1, 2019 Advent was reported as part of the European Run-off group in the Run-off reporting segment.

Run-off

Subsequent to December 31, 2020

On December 2, 2020 the company entered into an agreement with CVC Capital Partners ("CVC") whereby CVC will acquire 100% of RiverStone Barbados. OMERS, the pension plan for Ontario's municipal employees, will sell its 40.0% joint venture interest in RiverStone Barbados as part of the transaction. On closing the company expects to receive proceeds of approximately $730 for its 60.0% joint venture interest in RiverStone Barbados and a contingent value instrument for potential future proceeds of up to $235.7. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the first quarter of 2021. Pursuant to the agreement with CVC, prior to closing the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain investments owned by RiverStone Barbados at a fixed price of approximately $1.2 billion prior to the end of 2022.

Years ended December 31, 2020 and 2019

On March 31, 2020 the company contributed its wholly owned European Run-off group to RiverStone Barbados, a newly created joint venture entity in which the company received a 60.0% equity interest. OMERS jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados.

Effective January 1, 2019 Advent was reported as part of the European Run-off group in the Run-off reporting segment.

Non-insurance companies

Restaurants and retail

During 2020 the company's economic ownership interest in Recipe decreased to 40.2% from 47.9% at December 31, 2019 (2019 – increased to 47.9% from 43.7% at December 31, 2018). The company owns multiple voting shares and subordinate voting shares of Recipe that give it voting rights of 61.1%.

Fairfax India

At December 31, 2020 the holding company recorded an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of that performance fee receivable.

During 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited ("Fairchem"), comprised of the oleochemicals and neutraceuticals businesses, and Privi Speciality Chemicals Limited ("Privi"), comprised of the aroma chemicals business.

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands, a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

Thomas Cook India

On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess as a return of capital to its shareholders, which resulted in the company holding a direct 31.8% joint venture interest in Quess.

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI, an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

Other

On December 8, 2020 Helios acquired a 45.9% voting and equity interest in Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP"). Prior to closing, in an intercompany transaction the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment and recognized its 32.3% equity interest in HFP as an investment in associate.

On July 1, 2020 the company commenced consolidating Farmers Edge, a provider of advanced digital tools to growers and other key participants in the agricultural value chain.

On May 29, 2020 Horizon North legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. Horizon North was subsequently renamed Dexterra Group.

On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank.

On April 17, 2019 the company acquired a 59.6% equity interest in AGT, a supplier of pulses, staple foods and food ingredients. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%.

On January 4, 2019 Fairfax Africa increased its equity interest in CIG, a pan-African engineering infrastructure company, to 49.1%.

    Operating Environment

Insurance Environment

Property and casualty insurers had a very eventful year in 2020, with COVID-19 losses, increased frequency and severity of catastrophe events and increased market volatility which included sharp declines in yield curves. Despite these extraordinary events, the property and casualty insurance and reinsurance industry is expected to report an underwriting profit in 2020, primarily due to improved pricing across most lines of business, partially offset by reductions in lines of business affected by COVID-19 that are directly or indirectly linked to economic activity. Insurance pricing on most property and casualty lines of business continue to reflect more favourable terms resulting from higher frequencies of catastrophe losses in recent years and the impact of rising claims costs. Decreased economic activity resulting from COVID-19 and continued remote working arrangements are expected to provide a more competitive rating environment for other lines of business including automobile and workers' compensation. Future net favourable prior year reserve development could diminish despite favourable rate increases, particularly if future judicial or regulatory decisions on extending coverage to include losses from COVID-19 are unfavourable (primarily related to international business interruption exposures). Investment returns in the latter half of 2020 benefited from a rebound in equity and credit markets following a significant decline in the first quarter of 2020 and with yields at record lows, future investment returns are expected to remain under pressure.

The reinsurance sector remains well capitalized, despite increased frequency and severity of catastrophe losses during 2020 and significant market volatility, as a result of well diversified investment portfolios that benefited from the rebound in capital markets in the latter half of 2020 following the significant decline in the first quarter of 2020. Opportunistic capital raises remain available at lower rates providing additional reinsurance capacity which is partially offset by decreased alternative capital and increased retrocession rates. Reinsurance pricing continues to improve following significant catastrophe activity in recent years and adverse loss trends on certain U.S. casualty lines, providing noteworthy rate increases across many lines.

Sources of Income

Income for the most recent three years was comprised as follows:

	2020	2019	2018
Net premiums earned – Insurance and Reinsurance
Northbridge	1,424.1	1,240.3	1,119.2
Odyssey Group	3,586.6	3,179.2	2,755.4
Crum & Forster	2,426.2	2,193.8	1,960.9
Zenith National	643.8	735.0	804.3
Brit	1,710.7	1,641.9	1,479.7
Allied World	2,722.6	2,335.4	2,286.8
Fairfax Asia	221.7	215.2	189.5
Other	1,124.9	1,046.8	1,065.6
Run-off	128.1	642.1	404.6

Net premiums earned	13,988.7	13,229.7	12,066.0
Interest and dividends(1)	769.2	880.2	783.5
Share of profit (loss) of associates(1)	(112.8)	169.6	221.1
Net gains on investments(1)	313.1	1,716.2	252.9
Gain on deconsolidation of insurance subsidiary(2)	117.1	–	–
Other revenue(3)	4,719.6	5,537.1	4,434.2

	19,794.9	21,532.8	17,757.7

(1)
An analysis of interest and dividends, share of profit (loss) of associates and net gains on investments in 2020 and 2019 is provided in the Investments section of this MD&A.

(2)
On March 31, 2020 the company deconsolidated European Run-off and recorded a gain of $117.1 as described in the Run-off section of this MD&A.

(3)
Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Thomas Cook India and its subsidiaries (Sterling Resorts and Quess (deconsolidated on March 1, 2018)), AGT (consolidated on April 17, 2019), Toys "R" Us Canada (acquired on May 31, 2018), and Fairfax India and its subsidiaries (NCML, Fairchem, Privi and Saurashtra Freight). Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra Group (formerly Horizon North (acquired on May 29, 2020)), Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), Farmers Edge (consolidated on July 1, 2020), Kitchen Stuff Plus, Rouge Media and William Ashley.

Year ended December 31, 2020

The decrease in income to $19,794.9 in 2020 from $21,532.8 in 2019 principally reflected decreased net gains on investments and other revenue, share of loss of associates in 2020 compared to share of profit of associates in 2019 and decreased interest and dividends, partially offset by increased net premiums earned reflecting strong growth in the insurance and reinsurance operations, and a gain on the deconsolidation of European Run-off.

Net investment gains of $313.1 in 2020 principally reflected net gains on bonds (due to unrealized appreciation of high quality corporate bonds) and long equity exposures, partially offset by net losses on short equity exposures (resulting from closing out the company's remaining short equity total return swaps) and U.S. treasury bond forward contracts. Net investment gains of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in the Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts.

Interest and dividends decreased to $769.2 in 2020 from $880.2 in 2019, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.

Share of loss of associates of $112.8 in 2020 primarily reflected non-cash impairment losses of $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of $48.6 and Bangalore Airport of $30.5, partially offset by share of profit of Atlas of $116.4 and RiverStone Barbados of $113.0. Share of profit of associates of $169.6 in 2019, principally reflected share of a spin-off distribution gain at IIFL Holdings, share of profit of Eurolife and share of a significant gain at Atlas (formerly Seaspan), partially offset by a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to its minority shareholders (fully attributed to non-controlling interests) and share of loss of APR Energy and Atlas Mara.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2020 reflected increases at Odyssey Group ($407.4, 12.8%), Allied World ($387.2, 16.6%), Crum & Forster ($232.4, 10.6%), Northbridge ($183.8, 14.8%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($78.1, 7.5%), Brit ($68.8, 4.2%) and Fairfax Asia ($6.5, 3.0%), partially offset by a decrease at Zenith National ($91.2, 12.4%). Net premiums earned at Run-off in 2020 and 2019 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions and the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A.

The decrease in other revenue to $4,719.6 in 2020 from $5,537.1 in 2019 principally reflected temporary closures and other economic effects related to COVID-19 at the company's Non-insurance companies reporting segment primarily impacting Restaurants and retail, Thomas Cook India, Fairfax India's subsidiaries (lower business volumes at NCML and Privi, partially offset by higher business volumes at Saurashtra Freight), and Fairfax Africa's subsidiary CIG (both deconsolidated on December 8, 2020), and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of revenue of AGT in 2020 (consolidated on April 17, 2019) and the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue.

Year ended December 31, 2019

The increase in income to $21,532.8 in 2019 from $17,757.7 in 2018 principally reflected increased net gains on investments, net premiums earned, other revenue, and interest and dividends, partially offset by decreased share of profit of associates.

Net investment gains of $1,716.2 in 2019 were as described above. Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, partially offset by net losses on common stocks and convertible bonds which arose primarily in the fourth quarter of 2018 as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro.

Interest and dividends increased to $880.2 in 2019 from $783.5 in 2018, primarily reflecting higher interest income from increased holdings of higher yielding, high quality U.S. corporate bonds in 2019, the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds in the second half of

2018, and higher dividend income earned on common stocks, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018.

Share of profit of associates decreased to $169.6 in 2019 from $221.1 in 2018, principally reflecting a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to its minority shareholders (fully attributed to non-controlling interests) and share of loss of Atlas Mara and Resolute (compared to share of profit in 2018), partially offset by share of a spin-off distribution gain at IIFL Holdings, increased share of profit of Eurolife, and share of a significant gain at Atlas (formerly Seaspan).

The increase in net premiums earned by the company's insurance and reinsurance operations in 2019 reflected increases at Odyssey Group ($423.8, 15.4%), Crum & Forster ($232.9, 11.9%), Allied World ($138.7, 6.1% excluding the impact of the Allied World loss portfolio transfer described in the Allied World section of this MD&A), Northbridge ($121.1, 10.8% including the unfavourable impact of foreign currency translation), Fairfax Asia ($25.7, 13.6%) and Insurance and Reinsurance – Other ($8.5, 0.9% excluding the impact of the transfer of Advent to Run-off and the consolidation of the net premiums earned by ARX Insurance and Universalna described in the Insurance and Reinsurance – Other section of this MD&A), partially offset by decreases at Zenith National ($69.3, 8.6%) and Brit ($12.2, 0.7% excluding the impact of a 2018 reinsurance transaction). Net premiums earned at Run-off in 2019 principally reflected the impact of the first quarter 2019 reinsurance transaction and the run-off of Advent's unearned premium reserve described in the Run-off section of this MD&A.

Other revenue earned by the Non-insurance companies reporting segment increased to $5,537.1 in 2019 from $4,434.2 in 2018 principally reflecting the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of a full year of revenue of Toys "R" Us Canada in 2019 (consolidated on May 31, 2018) and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Thomas Cook India, partially offset by the deconsolidation of Quess (on March 1, 2018) and Grivalia Properties (on May 17, 2019). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue.

Net Premiums Written by Reporting Segment

The table which follows presents net premiums written by the company's insurance and reinsurance operations.

Insurance and Reinsurance	2020	2019	% change year-over- year
Northbridge	1,540.4	1,350.3	14.1
Odyssey Group	3,789.6	3,393.8	11.7
Crum & Forster	2,543.0	2,331.5	9.1
Zenith National	646.1	720.8	(10.4)
Brit	1,775.6	1,656.2	7.2
Allied World	3,017.6	2,428.9	24.2
Fairfax Asia	221.6	231.2	(4.2)
Other	1,183.8	1,148.4	3.1

Net premiums written	14,717.7	13,261.1	11.0

Northbridge's net premiums written increased by 14.1% in 2020 (increased by 15.2% in Canadian dollar terms), primarily reflecting price increases, new business and strong retention of renewal business, partially offset by returned premium due to reduced exposure stemming from COVID-19 (primarily related to automobile lines).

Odyssey Group's net premiums written increased by 11.7% in 2020, principally reflecting increases across all divisions, primarily North America (U.S. property and U.S. casualty reinsurance) and London Market (Newline Insurance), partially offset by a decrease in U.S. Insurance related to growth in business with higher cession rates.

Crum & Forster's net premiums written increased by 9.1% in 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from targeted underwriting actions in commercial automobile, workers' compensation, and health and social services and the increased use of reinsurance, primarily in casualty lines of business.

Zenith National's net premiums written decreased by 10.4% in 2020, primarily reflecting decreased premium volume from ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines.

Brit's net premiums written increased by 7.2% in 2020, primarily reflecting growth in core lines of business generated by both price increases and increased business volume, principally within the insurance segment (primarily specialty and property) and the reinsurance segment (primarily property treaty), and targeted reductions in ceded premiums to retain higher performing business, partially offset by reductions in non-core lines of business through active portfolio management and reduced exposure resulting from decreased economic activity associated with COVID-19.

Allied World's net premiums written increased by 24.2% in 2020, primarily due to new business and improved pricing across both the insurance segment (principally the North America and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (principally related to North American lines of business), and the impact of a loss portfolio transfer that was completed in the fourth quarter of 2019 with a third party reinsurer to reinsure all net reserves for risks Allied World had insured in its U.S. primary casualty line of business which decreased net premiums written by $90.1 in 2019.

Fairfax Asia's net premiums written decreased by 4.2% in 2020, primarily reflecting decreased business volume at Pacific Insurance and AMAG Insurance (primarily automobile lines of business due to the economic impact of COVID-19), partially offset by modest increases in business volume at Fairfirst Insurance.

Insurance and Reinsurance – Other net premiums written increased by 3.1% in 2020, principally reflecting increases at Group Re, Fairfax Latin America (Fairfax Brasil) and Fairfax CEE (Polish Re and ARX Insurance), partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation), lower premium retention at Fairfax Latam (primarily related to a new quota share reinsurance arrangement covering commercial and automobile lines of business at La Meridional Argentina) and reduced business volume at Fairfax Latam (primarily at Southbridge Colombia).

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020, the United States, Canada, International and Asia accounted for 62.4%, 11.9%, 17.8% and 7.9% respectively, of net premiums earned by geographic region in 2020, compared to 60.1%, 11.0%, 21.4% and 7.5% respectively, in 2019.

United States

Net premiums earned in the United States geographic region increased by 9.8% from $7,960.3 in 2019 to $8,741.0 in 2020 primarily reflecting increases at Allied World (growth in casualty and professional lines in both the insurance and reinsurance segments), Odyssey Group (growth in both reinsurance (primarily property and casualty) and insurance (financial products and professional liability)) and Crum & Forster (growth in surety, credit and programs, and accident and health), partially offset by decreases at Zenith National (ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business).

Canada

Net premiums earned in the Canada geographic region increased by 14.2% from $1,452.1 in 2019 to $1,659.0 in 2020 primarily reflecting an increase at Northbridge (price increases, new business and strong retention of renewal business, partially offset by returned premium due to reduced exposure stemming from COVID-19 (primarily related to automobile lines)).

International

Net premiums earned in the International geographic region decreased by 12.1% to $2,483.9 in 2020 from $2,824.8 in 2019 primarily reflecting the net premiums earned in 2019 related to the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A, partially offset by increases at Odyssey Group (growth at Newline Insurance), Allied World (primarily growth in European professional lines) and Fairfax Ukraine (reflecting a full year of net premiums earned in 2020 at ARX Insurance and Universalna, which were both acquired during 2019 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020).

Asia

Net premiums earned in the Asia geographic region increased by 11.3% from $992.5 in 2019 to $1,104.8 in 2020 primarily reflecting increases at Odyssey Group (growth in property reinsurance).

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the years ended December 31, 2020, 2019 and 2018 using amounts presented in note 25 (Segmented Information) to the company's consolidated financial statements for the years ended December 31, 2020 and 2019, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains on investments as presented in the consolidated statement of earnings is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	2020	2019	2018
Combined ratios – Insurance and Reinsurance
Northbridge	92.4%	96.2%	95.8%
Odyssey Group	94.7%	97.2%	93.4%
Crum & Forster	97.5%	97.6%	98.3%
Zenith National	91.9%	85.2%	82.6%
Brit	114.0%	96.9%	105.2%
Allied World	95.4%	97.5%	98.1%
Fairfax Asia	96.8%	97.0%	99.8%
Other	99.5%	101.7%	104.6%

Consolidated	97.8%	96.9%	97.3%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	108.8	46.7	47.0
Odyssey Group	189.9	89.9	181.1
Crum & Forster	60.1	51.8	32.6
Zenith National	51.9	108.8	140.2
Brit	(240.3)	51.1	(77.0)
Allied World	126.0	57.7	42.9
Fairfax Asia	7.1	6.4	0.4
Other	5.5	(17.9)	(48.9)

Underwriting profit – Insurance and Reinsurance	309.0	394.5	318.3
Interest and dividends – Insurance and Reinsurance	560.6	657.0	544.1
Share of profit of associates – Insurance and Reinsurance	46.2	56.0	93.7

Operating income – Insurance and Reinsurance	915.8	1,107.5	956.1
Run-off (excluding net gains (losses) on investments)	(194.6)	(214.7)	(197.9)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	(178.7)	(2.4)	380.3
Interest expense	(475.9)	(472.0)	(347.1)
Corporate overhead and other	(252.7)	98.1	(182.2)
Gain on deconsolidation of insurance subsidiary	117.1	–	–

Pre-tax income (loss) before net gains (losses) on investments	(69.0)	516.5	609.2
Net realized gains (losses) on investments	(750.5)	611.8	1,174.9

Pre-tax income (loss) including net realized gains (losses) on investments	(819.5)	1,128.3	1,784.1
Net change in unrealized gains (losses) on investments	1,063.6	1,104.4	(922.0)

Earnings before income taxes	244.1	2,232.7	862.1
Provision for income taxes	(206.7)	(261.5)	(44.2)

Net earnings	37.4	1,971.2	817.9

Attributable to:
Shareholders of Fairfax	218.4	2,004.1	376.0
Non-controlling interests	(181.0)	(32.9)	441.9

	37.4	1,971.2	817.9

Net earnings per share	$6.59	$72.80	$12.03
Net earnings per diluted share	$6.29	$69.79	$11.65
Cash dividends paid per share	$10.00	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting profit of $309.0 (combined ratio of 97.8%) in 2020 compared to an underwriting profit of $394.5 (combined ratio of 96.9%) in 2019. The decrease in underwriting profitability in 2020 principally reflected COVID-19 losses, increased current period catastrophe losses and decreased net favourable prior year reserve development, partially offset by an improvement in current accident year attritional loss experience and a lower underwriting expense ratio.

Net favourable prior year reserve development decreased to $454.9 (3.3 combined ratio points) in 2020 from $479.8 (3.8 combined ratio points) in 2019 and was comprised as follows:

	2020	2019
Insurance and Reinsurance
Northbridge	(39.2)	(67.1)
Odyssey Group	(219.5)	(229.6)
Crum & Forster	(5.2)	(6.2)
Zenith National	(74.1)	(82.1)
Brit	(62.8)	(46.5)
Allied World	(5.1)	32.0
Fairfax Asia	(18.5)	(28.3)
Other	(30.5)	(52.0)

Net favourable development	(454.9)	(479.8)

Current period catastrophe losses and COVID-19 losses in 2020 and 2019 were comprised as follows:

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	148.7	1.1		–	–
Hurricane Sally	69.9	0.5		–	–
Midwest Derecho	55.4	0.4		–	–
Typhoon Hagibis	–	–		146.0	1.2
Typhoon Faxai	–	–		76.1	0.6
Hurricane Dorian	–	–		66.1	0.5
Other	370.3	2.7		209.6	1.7

Total catastrophe losses	644.3	4.7		497.8	4.0
COVID-19 losses(2)	668.7	4.8		–	–

	1,313.0	9.5	points	497.8	4.0	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 were comprised primarily of business interruption exposures (approximately 35%, and principally in the International geographic segment) and event cancellation coverage (approximately 34%), with approximately 51% of the total related to incurred but not reported losses.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2020	2019
Underwriting profit – Insurance and Reinsurance	309.0	394.5

Loss & LAE – accident year	68.7%	66.9%
Commissions	17.0%	17.3%
Underwriting expense	15.4%	16.5%

Combined ratio – accident year	101.1%	100.7%
Net favourable development	(3.3)%	(3.8)%

Combined ratio – calendar year	97.8%	96.9%

The commission expense ratio of 17.0% in 2020 modestly decreased compared to 17.3% in 2019, principally reflecting decreases at Allied World (primarily reflecting lower average gross commissions, increased ceding commission income (primarily in the insurance segment) and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned) and Brit (primarily resulting from changes in the mix of business written toward lower commission business), partially offset by increases at Crum & Forster (primarily reflecting increased business volumes in the surety and accident and health business which attracts higher commissions, partially offset by decreased business volumes in the travel business which attracts lower commissions), Northbridge and Zenith National.

The underwriting expense ratio decreased to 15.4% in 2020 from 16.5% in 2019, principally reflecting lower underwriting expense ratios at Odyssey Group (primarily reflecting increased premiums earned relative to more modest increases in underwriting expenses and a reduction in post retirement benefit expenses resulting from a recovery following a plan amendment, partially offset by an increase in IT costs), Allied World (primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned) and Crum & Forster, partially offset by an increase at Brit.

Premium acquisition costs and other underwriting expenses increased to $2,119.9 in 2020 from $2,067.4 in 2019, primarily reflecting increased business volumes at Brit, Northbridge and Crum & Forster, partially offset by a decrease at Odyssey Group, primarily reflecting a reduction in retirement benefit expenses from an amendment to its post retirement plan. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

Operating expenses as presented in the consolidated statement of earnings increased to $2,536.5 in 2020 from $2,476.3 in 2019, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and higher Fairfax and subsidiary holding companies' corporate overhead, partially offset by lower operating expenses at Run-off. Refer to the Run-off and Corporate and Other sections in this MD&A for further details.

Other expenses as presented in the consolidated statement of earnings decreased to $4,858.9 in 2020 from $5,456.9 in 2019, principally reflected temporary closures and other economic effects related to the COVID-19 pandemic at Thomas Cook India, Restaurants and retail, Fairfax India's subsidiaries NCML and Privi, Mosaic Capital, Boat Rocker, and Fairfax Africa's subsidiary CIG (both deconsolidated on December 8, 2020) and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of expenses of AGT in 2020 (consolidated on April 17, 2019) and the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020). Other expenses in 2019 also included a loss on repurchase of long term debt of $23.7. Refer to the Non-insurance companies section in this MD&A for further details.

An analysis of interest and dividends, share of profit (loss) of associates and net gains on investments for the years ended December 31, 2020 and 2019 is provided in the Investments section of this MD&A.

The company reported net earnings attributable to shareholders of Fairfax of $218.4 (net earnings of $6.59 per basic share and $6.29 per diluted share) in 2020 compared to net earnings attributable to shareholders of Fairfax of $2,004.1 (net earnings of $72.80 per basic share and $69.79 per diluted share) in 2019. The year-over-year decrease in profitability principally reflected decreased net gains on investments, decreased operating income in the insurance and reinsurance operations (reflecting decreased interest and dividends and underwriting profit, and reduced share of profit of associates) and increased operating loss in the Non-insurance companies reporting segment, partially offset by a gain on deconsolidation of European Run-off.

Common shareholders' equity decreased to $12,521.1 at December 31, 2020 from $13,042.6 at December 31, 2019, primarily reflecting the payments of common and preferred share dividends ($319.7), purchases of subordinate voting shares for use in share-based payment awards ($137.9) and for cancellation ($100.9), other comprehensive loss ($115.4, principally comprised of net unrealized foreign currency translation losses on foreign operations ($231.0) and net losses on defined benefit plans ($66.0), partially offset by net unrealized foreign currency translation losses reclassified to net earnings ($188.7)) and other net change in capitalization ($113.9), partially offset by net earnings attributable to shareholders of Fairfax ($218.4).

Book value per basic share at December 31, 2020 was $478.33 compared to $486.10 per basic share at December 31, 2019, representing a decrease of 1.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2020, or an increase of 0.6% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2020 and 2019. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	–	–	(377.7)	19,125.9

Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	–	–	–	14,864.5

Net premiums earned	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	–	–	–	13,988.7

Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	–	–	–	100.9
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	–	(112.8)
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	(125.6)	–	(13.7)	(139.3)

Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	–	313.1
Gain (loss) on deconsolidation of insurance subsidiary	–	(30.5)	(25.8)	–	–	–	–	–	(56.3)	(9.0)	–	182.4	–	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead and other (expense) income	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	–	(82.6)	(90.3)	(328.2)

Earnings (loss) before income taxes	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)

Net earnings														37.4

Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)

														37.4

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3
Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2
Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(2.4)	198.0	195.6	1,284.0
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Interest expense	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead and other (expense) income	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	25.4	(196.6)	(295.5)

Earnings (loss) before income taxes	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the years ended December 31, 2020 and 2019.

  Northbridge

	Cdn$
	2020	2019	2020	2019
Underwriting profit	145.8	62.0	108.8	46.7

Loss & LAE – accident year	61.7%	68.7%	61.7%	68.7%
Commissions	17.1%	16.5%	17.1%	16.5%
Underwriting expenses	16.4%	16.4%	16.4%	16.4%

Combined ratio – accident year	95.2%	101.6%	95.2%	101.6%
Net favourable development	(2.8)%	(5.4)%	(2.8)%	(5.4)%

Combined ratio – calendar year	92.4%	96.2%	92.4%	96.2%

Gross premiums written	2,325.9	2,018.8	1,735.2	1,521.5

Net premiums written	2,064.8	1,791.6	1,540.4	1,350.3

Net premiums earned	1,909.0	1,645.6	1,424.1	1,240.3

Underwriting profit	145.8	62.0	108.8	46.7
Interest and dividends	75.3	86.3	56.2	65.0
Share of profit (loss) of associates	(4.0)	1.5	(3.0)	1.1

Operating income	217.1	149.8	162.0	112.8

The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 1.0% in 2020 compared to 2019. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless otherwise indicated.

Northbridge reported an underwriting profit of Cdn$145.8 ($108.8) and a combined ratio of 92.4% in 2020 compared to an underwriting profit of Cdn$62.0 ($46.7) and a combined ratio of 96.2% in 2019. The increase in underwriting profit in 2020 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19, improved pricing and increased business volumes, partially offset by COVID-19 losses, returned premium due to reduced exposure stemming from COVID-19, a decrease in net favourable prior year reserve development and an increase in current period catastrophe losses (as set out in the table below).

	2020				2019
	Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	38.6	28.8	2.0		16.4	12.4	1.0
COVID-19 losses(3)	58.9	43.9	3.1		–	–	–

	97.5	72.7	5.1	points	16.4	12.4	1.0	point

(1)
Net of reinstatement premiums.

(2)
Current period catastrophe losses in 2020 principally related to the Fort McMurray floods and the Calgary hailstorms. Current period catastrophe losses in 2019 principally related to several storms in Ontario and Quebec.

(3)
COVID-19 losses in 2020 primarily related to potential long-term care facilities and business interruption exposures.

Net favourable prior year reserve development in 2020 of Cdn$52.6 ($39.2 or 2.8 combined ratio points), principally reflected better than expected loss emergence across all major lines of business and primarily related to accident years 2013 through 2018. Net favourable prior year reserve development in 2019 of Cdn$89.1 ($67.1 or 5.4 combined ratio points) principally reflected better than expected loss emergence across all major lines of business primarily related to accident years 2011 to 2015.

Gross premiums written increased by 15.2% in 2020, reflecting price increases, new business and strong retention of renewal business, partially offset by returned premium due to reduced exposure stemming from COVID-19 (primarily related to automobile lines). Net premiums written increased by 15.2% in 2020, consistent with the growth in gross premiums written. Net premiums earned increased by 16.0% in 2020, primarily reflecting the growth in net premiums written during 2020 and 2019.

Interest and dividends decreased to Cdn$75.3 ($56.2) in 2020 from Cdn$86.3 ($65.0) in 2019, principally reflecting lower dividend income earned on preferred stocks, and lower interest income earned on cash and cash equivalents and on decreased holdings of Canadian government bonds.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$328.6 ($245.2) in 2020 from Cdn$257.2 ($193.9) in 2019, primarily reflecting higher net premium collections.

  Odyssey Group(1)

	2020	2019
Underwriting profit	189.9	89.9

Loss & LAE – accident year	73.9%	75.0%
Commissions	19.3%	19.8%
Underwriting expenses	7.6%	9.6%

Combined ratio – accident year	100.8%	104.4%
Net favourable development	(6.1)%	(7.2)%

Combined ratio – calendar year	94.7%	97.2%

Gross premiums written	4,446.7	3,816.0

Net premiums written	3,789.6	3,393.8

Net premiums earned	3,586.6	3,179.2

Underwriting profit	189.9	89.9
Interest and dividends	151.2	175.9
Share of profit of associates	27.8	55.1

Operating income	368.9	320.9

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $189.9 and a combined ratio of 94.7% in 2020 compared to an underwriting profit of $89.9 and a combined ratio of 97.2% in 2019. The increase in underwriting profit in 2020 principally reflected increased net premiums earned relative to modest increases in underwriting expenses and loss and loss adjustment expenses, and decreased current period catastrophe losses (as set out in the table below), partially offset by COVID-19 losses.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	25.8	0.7		–	–
Midwest Derecho	16.4	0.5		–	–
Typhoon Hagibis	–	–		88.2	2.8
Typhoon Faxai	–	–		42.4	1.3
Hurricane Dorian	–	–		25.0	0.8
Other	147.9	4.1		124.3	3.9

Total catastrophe losses	190.1	5.3		279.9	8.8
COVID-19 losses(2)	140.0	3.9		–	–

	330.1	9.2	points	279.9	8.8	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to international reinsurance business interruption exposures.

Net favourable prior year reserve development decreased to $219.5 (6.1 combined ratio points) in 2020 from $229.6 (7.2 combined ratio points) in 2019. Net favourable prior year reserve development in 2020 primarily reflected better than expected emergence across all divisions (primarily EuroAsia, U.S. Insurance and London Market) from both non-catastrophe loss experience and property catastrophe loss experience (primarily reinsurance). Net favourable prior year reserve development in 2019 primarily reflected better than expected emergence from both non-catastrophe loss experience (primarily casualty, motor, and marine and aviation) and property catastrophe loss experience.

Gross premiums written increased by 16.5% in 2020, reflecting increases across all divisions, primarily North America (U.S. property and U.S. casualty reinsurance), U.S. Insurance (financial products and professional liability), and London Market (Newline Insurance). Net premiums written increased by 11.7% in 2020, principally reflecting the growth in gross premiums written, partially offset by a decrease in U.S. Insurance from growth in business with higher cession rates. Net premiums earned in 2020 increased by 12.8% consistent with the growth in net premiums written during 2020 and 2019.

The underwriting expense ratio decreased to 7.6% in 2020 from 9.6% in 2019, primarily reflecting increased premiums earned relative to more modest increases in underwriting expenses and a reduction in post retirement benefit expenses resulting from a recovery following a plan amendment, partially offset by an increase in IT costs.

Interest and dividends decreased to $151.2 in 2020 from $175.9 in 2019, primarily reflecting reduced interest income earned on lower yielding short term investments and decreased dividend income earned on common stocks.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $957.4 in 2020 from $666.1 in 2019, primarily reflecting higher net premium collections and lower tax payments, partially offset by lower ceded loss recoveries on prior year losses.

During 2019 Odyssey Group received a capital contribution of $225.5 from the company to support its capital requirements and paid a dividend of $50.0 to the company.

  Crum & Forster

	2020	2019
Underwriting profit	60.1	51.8

Loss & LAE – accident year	62.7%	63.2%
Commissions	17.1%	16.0%
Underwriting expenses	17.9%	18.7%

Combined ratio – accident year	97.7%	97.9%
Net favourable development	(0.2)%	(0.3)%

Combined ratio – calendar year	97.5%	97.6%

Gross premiums written	3,109.4	2,827.8

Net premiums written	2,543.0	2,331.5

Net premiums earned	2,426.2	2,193.8

Underwriting profit	60.1	51.8
Interest and dividends	79.6	85.9
Share of profit (loss) of associates	(14.8)	19.1

Operating income	124.9	156.8

Crum & Forster reported an underwriting profit of $60.1 and a combined ratio of 97.5% in 2020 compared to an underwriting profit of $51.8 and a combined ratio of 97.6% in 2019. The increase in underwriting profit in 2020 principally reflected growth in net premiums earned relative to modest increases in underwriting expenses, rate increases across most lines of business and improvement in current accident year attritional loss experience, partially offset by an increase in current period catastrophe losses and COVID-19 losses (as set out in the table below). Net favourable prior year reserve development was nominal in 2020 and 2019.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Sally	34.5	1.4		–	–
Hurricane Laura	16.6	0.7		–	–
Other	44.3	1.8		18.1	0.8

Total catastrophe losses	95.4	3.9		18.1	0.8
COVID-19 losses(2)	42.5	1.8		–	–

	137.9	5.7	points	18.1	0.8	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to travel and business interruption exposures.

Gross premiums written increased by 10.0% in 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from targeted underwriting actions in commercial automobile, workers' compensation, and health and social services. Net premiums written increased by 9.1% in 2020, consistent with the factors that affected gross premiums written, partially offset by the increased use of reinsurance, primarily in casualty lines of business. Net premiums earned increased by 10.6% in 2020, primarily reflecting the growth in net premiums written during 2020 and 2019.

The commission expense ratio increased to 17.1% in 2020 from 16.0% in 2019, principally reflected increased business volumes in the surety and accident and health business which attracts higher commissions, partially offset by decreased business volumes in the travel business which attracts lower commissions. The underwriting expense ratio decreased to 17.9% in 2020 from 18.7% in 2019 primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Interest and dividends decreased to $79.6 in 2020 from $85.9 in 2019, primarily reflecting lower dividend income earned on common and preferred stocks, and lower interest income earned on reduced holdings of U.S. municipal bonds, partially offset by higher interest income earned on increased holdings of high quality U.S. corporate bonds.

During 2020 Crum & Forster received capital contributions of $405.0 (2019 – $122.4) from the company to support its underwriting plans. During 2020 Crum & Forster paid a dividend of nil (2019 – $50.0) to the company.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $429.9 in 2020 from $294.3 in 2019 primarily due to increased net premium collections and lower net paid losses.

  Zenith National(1)

	2020	2019
Underwriting profit	51.9	108.8

Loss & LAE – accident year	62.4%	57.6%
Commissions	11.5%	10.9%
Underwriting expenses	29.5%	27.9%

Combined ratio – accident year	103.4%	96.4%
Net favourable development	(11.5)%	(11.2)%

Combined ratio – calendar year	91.9%	85.2%

Gross premiums written	661.7	732.7

Net premiums written	646.1	720.8

Net premiums earned	643.8	735.0

Underwriting profit	51.9	108.8
Interest and dividends	19.0	33.1
Share of loss of associates	(4.2)	(16.4)

Operating income	66.7	125.5

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $51.9 and a combined ratio of 91.9% in 2020 compared to an underwriting profit of $108.8 and a combined ratio of 85.2% in 2019. The decrease in underwriting profit in 2020 principally reflected decreased premium volume from ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines.

Net favourable prior year reserve development of $74.1 (11.5 combined ratio points) in 2020 principally reflected net favourable emergence related to accident years 2015 through 2019. Net favourable prior year reserve development of $82.1 (11.2 combined ratio points) in 2019, principally reflected net favourable emergence related to accident years 2013 through 2018.

Gross premiums written decreased by 9.7% in 2020, primarily reflecting decreased premium volume from ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines. Net premiums written and net premiums earned decreased by 10.4% and 12.4% in 2020, consistent with the decrease in gross premiums written.

Interest and dividends decreased to $19.0 in 2020 from $33.1 in 2019, primarily reflecting lower interest income earned on bonds due to sales and maturities of higher yielding short-dated U.S. treasury bonds and the reinvestment of the proceeds into lower yielding U.S. treasury bonds and lower interest income earned on decreased holdings of U.S. municipal bonds and short term investments.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $72.0 in 2020 from $45.4 in 2019, primarily reflecting decreased net claims paid, underwriting expenses and income taxes paid, partially offset by reduced net premium collections.

    Brit(1)

	2020	2019
Underwriting profit (loss)	(240.3)	51.1

Loss & LAE – accident year	76.1%	58.5%
Commissions	25.5%	27.1%
Underwriting expenses	16.1%	14.1%

Combined ratio – accident year	117.7%	99.7%
Net favourable development	(3.7)%	(2.8)%

Combined ratio – calendar year	114.0%	96.9%

Gross premiums written	2,424.4	2,293.5

Net premiums written	1,775.6	1,656.2

Net premiums earned	1,710.7	1,641.9

Underwriting profit (loss)	(240.3)	51.1
Interest and dividends	58.2	73.5
Share of profit (loss) of associates	6.6	(2.4)

Operating income (loss)	(175.5)	122.2

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

Subsequent to December 31, 2020, the company entered into an agreement on February 10, 2021 pursuant to which OMERS, the pension plan for Ontario's municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS' interest in Brit over time.

On December 14, 2020 Brit sponsored a $300.0 catastrophe bond to provide additional multi-year reinsurance protection for a range of U.S. catastrophe perils through its U.K protected cell company.

In the fourth quarter of 2020 Brit completed the launch of Ki Insurance, a newly formed subsidiary. Ki Insurance underwrites business through a dedicated fully digital and algorithmically-driven Lloyd's of London syndicate, that is accessible from anywhere, at anytime.

On August 28, 2020 the company acquired the remaining shares of Brit that it did not already own from Brit's minority shareholder (OMERS) for cash consideration of $220.0. On April 9, 2020 Brit paid a dividend of $20.6 (April 29, 2019 – $20.6) to its minority shareholder.

Brit reported an underwriting loss of $240.3 and a combined ratio of 114.0% in 2020 compared to an underwriting profit of $51.1 and a combined ratio of 96.9% in 2019. The decrease in underwriting profitability in 2020 principally reflected COVID-19 losses and an increase in current period catastrophe losses (as set out in the table that follows), partially offset by increased net favourable prior year reserve development.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	63.8	3.7		–	–
Hurricane Sally	26.9	1.6		–	–
Midwest Derecho	15.9	0.9		–	–
Typhoon Hagibis	–	–		24.7	1.5
Hurricane Dorian	–	–		24.3	1.5
Typhoon Faxai	–	–		12.5	0.8
Other	50.8	3.0		8.3	0.5

Total catastrophe losses	157.4	9.2		69.8	4.3
COVID-19 losses(2)	269.9	15.8		–	–

	427.3	25.0	points	69.8	4.3	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to event cancellation and business interruption exposures.

Net favourable prior year reserve development of $62.8 (3.7 combined ratio points) in 2020 primarily reflected better than expected claims experience across most lines of business (primarily the 2017-2019 catastrophe events and the London Direct division's property and specialty lines of business), partially offset by net adverse prior year reserve development in the Overseas Distribution division's U.S. casualty business. Net favourable prior year reserve development of $46.5 (2.8 combined ratio points) in 2019 primarily reflected better than expected claims experience across most lines of business (primarily financial and professional, specialty, property, and programs and facilities lines of business), partially offset by net adverse development in U.S. specialty business.

Gross premiums written increased by 5.7% in 2020 primarily reflecting growth in core lines of business generated by both price increases and increased business volume within the insurance segment (primarily specialty and property) and the reinsurance segment (primarily property treaty), partially offset by reductions in non-core lines of business through active portfolio management and reduced exposure resulting from decreased economic activity associated with COVID-19. Net premiums written increased by 7.2% in 2020, consistent with the growth in gross premiums written and targeted reductions in ceded premiums to retain higher performing business. Net premiums earned increased by 4.2% in 2020, primarily reflecting growth in net premiums written in 2020 and 2019.

The underwriting expense ratio increased to 16.1% in 2020 from 14.1% in 2019, primarily reflecting a reduction in underwriting related fee income with underlying operating expenses remaining stable

The commission expense ratio decreased to 25.5% in 2020 from 27.1% in 2019, primarily reflecting changes in the mix of business written.

Interest and dividends decreased to $58.2 in 2020 from $73.5 in 2019, principally reflecting lower interest income earned on cash and cash equivalents, lower yielding short term investments and decreased holdings of U.S treasury bonds, partially offset by reduced investment management and administration fees.

Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $139.7 in 2020 compared to cash provided by operating activities of $152.1 in 2019, primarily reflecting increased net paid losses.

During 2020 Brit received capital contributions from the company of $524.0 (2019 – $70.6) primarily to support its underwriting plans.

    Allied World(1)

	2020	2019(2)
Underwriting profit	126.0	57.7

Loss & LAE – accident year	70.9%	67.9%
Commissions	9.3%	11.0%
Underwriting expenses	15.4%	17.2%

Combined ratio – accident year	95.6%	96.1%
Net (favourable) adverse development	(0.2)%	1.4%

Combined ratio – calendar year	95.4%	97.5%

Gross premiums written	4,680.7	3,860.3

Net premiums written	3,017.6	2,428.9

Net premiums earned	2,722.6	2,335.4

Underwriting profit	126.0	57.7
Interest and dividends	126.7	148.9
Share of profit of associates	35.6	13.3

Operating income	288.3	219.9

(1)
These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)
Includes the impact of a loss portfolio transfer with a third party reinsurer to reinsure all net reserves for risks Allied World had insured in its U.S. primary casualty line of business (the "Allied World loss portfolio transfer"). The Allied World loss portfolio transfer resulted in a decrease of both net premiums written and net premiums earned by $90.1 and decreased losses on claims, net by $65.4 in 2019.

Subsequent to December 31, 2020, on March 1, 2021 Allied World sold its majority interest in Vault Insurance and anticipates recording a nominal gain on disposition in the first quarter of 2021. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.

Allied World reported an underwriting profit of $126.0 and a combined ratio of 95.4% in 2020 compared to an underwriting profit of $57.7 and a combined ratio of 97.5% in 2019. The increase in underwriting profit in 2020 principally reflected growth in net premiums earned relative to modest changes in commission and underwriting expenses, improvement in current accident year attritional loss experience and net favourable prior year reserve development compared to net adverse prior year reserve development in 2019, partially offset by COVID-19 losses and an increase in current period catastrophe losses (as set out in the table below).

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	41.7	1.5		–	–
Western U.S. wildfires	30.5	1.1		–	–
Midwest Derecho	23.1	0.9		–	–
Typhoon Hagibis	–	–		30.6	1.3
Typhoon Faxai	–	–		19.5	0.8
Hurricane Dorian	–	–		14.3	0.6
Other	69.6	2.6		20.8	1.0

Total catastrophe losses	164.9	6.1		85.2	3.7
COVID-19 losses(2)	112.8	4.2		–	–

	277.7	10.3	points	85.2	3.7	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to business interruption and event cancellation exposures.

Net favourable prior year reserve development was nominal at $5.1 (0.2 of a combined ratio point) in 2020 compared to net adverse prior year reserve development of $32.0 (1.4 combined ratio points) in 2019. Net adverse prior year reserve development in 2019 primarily reflected deterioration in the insurance segment (principally related to the North American casualty lines of business primarily related to the 2017 accident year, partially offset by a reduction in unallocated loss adjustment expenses) and the reinsurance segment (principally related to Typhoon Jebi).

Gross premiums written increased by 21.3% in 2020, primarily due to new business and improved pricing across both the insurance segment (principally the North America and Global Markets platforms relating to excess casualty and professional lines of business) and the reinsurance segment (principally related to property and casualty reinsurance lines of business). Excluding the impact of the Allied World loss portfolio transfer in 2019, net premiums written increased by 19.8% in 2020 reflecting the growth in gross premiums written. Excluding the impact of the Allied World loss portfolio transfer in 2019, net premiums earned increased by 12.2% in 2020, primarily reflecting the changes in net premiums written during 2020 and 2019.

The commission expense ratio decreased to 9.3% in 2020 from 11.0% in 2019, primarily reflecting lower average gross commissions, increased ceding commission income (primarily in the insurance segment) and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned.

The underwriting expense ratio decreased to 15.4% in 2020 from 17.2% in 2019, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned.

Interest and dividends decreased to $126.7 in 2020 from $148.9 in 2019 primarily reflecting decreased interest income earned on short-dated U.S. treasury bonds and lower net interest income earned on funds withheld, partially offset by increased dividends earned on common stocks.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,049.4 in 2020 from $117.3 in 2019, primarily reflecting higher net premium collections and lower net paid losses.

During 2020 Allied World received a capital contribution from the company of $100.0 (2019 – $320.8) primarily to support its underwriting plans, which increased the company's ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. On April 30, 2020 Allied World paid a dividend of $126.4 (April 29, 2019 – $126.4) to its minority shareholders (OMERS, AIMCo and others).

    Fairfax Asia

	2020	2019
Underwriting profit	7.1	6.4

Loss & LAE – accident year	66.9%	70.3%
Commissions	13.9%	13.5%
Underwriting expenses	24.4%	26.4%

Combined ratio – accident year	105.2%	110.2%
Net favourable development	(8.4)%	(13.2)%

Combined ratio – calendar year	96.8%	97.0%

Gross premiums written	424.7	438.3

Net premiums written	221.6	231.2

Net premiums earned	221.7	215.2

Underwriting profit	7.1	6.4
Interest and dividends	20.0	17.7
Share of profit (loss) of associates	14.6	(0.1)

Operating income	41.7	24.0

Fairfax Asia comprises the company's Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand"), 49.0%-owned Go Digit Infoworks Services Private Limited ("Digit") and the majority of the company's 28.2%-owned Singapore Reinsurance Corporation Limited ("Singapore Re"). Fairfax Asia also has an investment in Digit compulsory convertible preferred shares.

During 2020 AMAG Insurance principally settled its bancassurance agreement with PT Bank Pan Indonesia Tbk, received cash consideration of $66.3 and recorded a net gain of $3.2 on disposal of the intangible asset.

Fairfax Asia reported an underwriting profit of $7.1 and a combined ratio of 96.8% in 2020 compared to an underwriting profit of $6.4 and a combined ratio of 97.0% in 2019. The companies comprising Fairfax Asia produced combined ratios as follows:

	2020	2019
Falcon	95.4%	96.0%
Pacific Insurance	99.2%	97.8%
AMAG Insurance	93.8%	94.7%
Fairfirst Insurance	97.5%	98.5%

Fairfax Asia's underwriting profit in 2020 included net favourable prior year reserve development of $18.5 (8.4 combined ratio points), primarily related to automobile, property and health lines of business. Fairfax Asia's underwriting profit in 2019 included the benefit of $28.3 (13.2 combined ratio points) of net favourable prior year reserve development, primarily related to automobile, marine and workers' compensation lines of business.

Gross premiums written decreased by 3.1% in 2020, primarily reflecting decreased business volume at Pacific Insurance and AMAG Insurance (primarily automobile lines of business due to the economic impact of COVID-19), partially offset by modest increases in business volume at Fairfirst Insurance. Net premiums written decreased by 4.2% in 2020, principally reflecting the decrease in gross premiums written, the majority of which were in lines of business which are principally retained. Net premiums earned increased by 3.0% in 2020 reflecting the growth in net premiums written in 2019.

The underwriting expense ratio decreased to 24.4% in 2020 from 26.4% in 2019, primarily reflecting decreased underwriting expenses at Pacific Insurance and increased net premiums earned relative to modest increases in underwriting expenses at the other companies comprising Fairfax Asia.

Interest and dividends increased to $20.0 in 2020 from $17.7 in 2019, primarily reflecting decreased investment management and administrative fees, partially offset by lower interest income earned on cash and cash equivalents and lower dividend income earned on common stocks.

    Insurance and Reinsurance – Other

	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	0.6	(21.5)	4.8	21.6	–	5.5

Loss & LAE – accident year	72.8%	77.8%	54.9%	48.5%	–	61.1%
Commissions	29.0%	15.7%	9.3%	23.6%	–	19.2%
Underwriting expenses	2.8%	19.5%	37.5%	22.2%	–	21.9%

Combined ratio – accident year	104.6%	113.0%	101.7%	94.3%	–	102.2%
Net favourable development	(5.0)%	(4.2)%	(3.3)%	–%	–	(2.7)%

Combined ratio – calendar year	99.6%	108.8%	98.4%	94.3%	–	99.5%

Gross premiums written	256.9	319.5	855.9	442.5	(0.8)	1,874.0

Net premiums written	241.0	246.0	306.1	390.7	–	1,183.8

Net premiums earned	210.5	245.6	291.9	376.9	–	1,124.9

Underwriting profit (loss)	0.6	(21.5)	4.8	21.6	–	5.5
Interest and dividends	5.7	11.5	21.0	11.5	–	49.7
Share of loss of associates	(13.7)	(1.6)	–	(1.1)	–	(16.4)

Operating income (loss)	(7.4)	(11.6)	25.8	32.0	–	38.8

	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	7.0	(2.9)	(37.9)	15.9	–	(17.9)

Loss & LAE – accident year	83.5%	69.7%	62.1%	53.3%	–	64.8%
Commissions	25.2%	17.0%	10.3%	22.2%	–	17.9%
Underwriting expenses	3.5%	18.3%	40.5%	23.8%	–	24.0%

Combined ratio – accident year	112.2%	105.0%	112.9%	99.3%	–	106.7%
Net favourable development	(16.5)%	(3.9)%	(0.2)%	(4.4)%	–	(5.0)%

Combined ratio – calendar year	95.7%	101.1%	112.7%	94.9%	–	101.7%

Gross premiums written	191.1	344.3	797.6	378.3	(0.4)	1,710.9

Net premiums written	184.3	278.7	354.5	330.9	–	1,148.4

Net premiums earned	163.8	273.9	299.0	310.1	–	1,046.8

Underwriting profit (loss)	7.0	(2.9)	(37.9)	15.9	–	(17.9)
Interest and dividends	0.7	14.6	31.7	10.0	–	57.0
Share of loss of associates	(12.4)	–	–	(1.3)	–	(13.7)

Operating income (loss)	(4.7)	11.7	(6.2)	24.6	–	25.4

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.

Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.

Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay.

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, which is a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine, which comprises ARX Insurance (acquired February 14, 2019) and Universalna (acquired November 6, 2019), both property and casualty insurers in Ukraine.

Year ended December 31, 2019

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. ARX Insurance contributed an underwriting profit of $6.9 in 2020.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. The decision to place Advent Syndicate 780 into run-off reflected the considerable strategic challenges it faced as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place. Prior to January 1, 2019, certain ongoing classes of Advent's business were transferred to Brit (casualty, direct and faculty property binder and terrorism classes), Allied World (consumer products classes) and Odyssey Group's Newline (pet health class). The capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019 and almost all of Advent's employees were retained within Fairfax.

Operating Results

The Insurance and Reinsurance – Other segment produced an underwriting profit of $5.5 and a combined ratio of 99.5% in 2020 compared to an underwriting loss of $17.9 and a combined ratio of 101.7% in 2019. The improved underwriting result in 2020 principally reflected lower catastrophe losses (as set out in the table below) and growth in net premiums earned relative to modest increases in underwriting expenses (primarily at Fairfax Latin America and Fairfax CEE), partially offset by COVID-19 losses (as set out in the table below) and lower net favourable prior year reserve development.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Chilean riots	–	–		19.2	1.8
Typhoon Hagibis	–	–		2.5	0.2
Typhoon Faxai	–	–		1.7	0.2
Hurricane Dorian	–	–		0.3	–
Other	4.3	0.4		8.2	0.9

Total catastrophe losses	4.3	0.4		31.9	3.1
COVID-19 losses(2)	39.5	3.5		–	–

	43.8	3.9	points	31.9	3.1	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to business interruption exposure at Bryte Insurance.

The underwriting result in 2020 included net favourable prior year reserve development of $30.5 (2.7 combined ratio points) reflecting favourable emergence across most segments. The underwriting results in 2019 included net favourable prior year reserve development of $52.0 (5.0 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re, Fairfax CEE (primarily at Colonnade Insurance relating principally to commercial property and casualty lines of business) and Bryte Insurance (primarily related to property and automobile lines of business).

Gross premiums written increased by 9.5% in 2020, principally reflecting increases at Group Re, Fairfax Latin America (Fairfax Brasil) and Fairfax CEE (Polish Re and ARX Insurance), partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation). Net premiums written increased by 3.1% in 2020, primarily reflecting the factors that affected gross premiums written, partially offset by lower premium retention at Fairfax Latam (primarily related to a new quota share reinsurance arrangement covering commercial and automobile lines of business at La Meridional Argentina) and reduced business volumes at Fairfax Latam (primarily at Southbridge Colombia). Net premiums earned increased by 7.5% in 2020, consistent with the factors that affected net premiums written.

The underwriting expense ratio decreased to 21.9% in 2020 from 24.0% in 2019, principally reflecting improvements at Fairfax Latin America (primarily at Southbridge Chile, Southbridge Colombia and Fairfax Brasil) and Fairfax CEE (primarily at Polish Re and Fairfax Ukraine).

Interest and dividends decreased to $49.7 in 2020 from $57.0 in 2019 primarily reflecting lower interest income earned on cash and cash equivalents, short term investments and on decreased holdings of U.S. treasury and other government bonds, partially offset by lower investment management expenses.

    Run-off

The Run-off reporting segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company. The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited. The European Run-off group, which was deconsolidated on March 31, 2020 as described in the following paragraph, principally consists of RiverStone (UK), Syndicate 3500 at Lloyd's, TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions, and Advent (effective January 1, 2019). The U.S Run-off group is managed by the dedicated RiverStone Run-off management operation which has 359 employees in the U.S.

Year ended December 31, 2020

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. ("RiverStone Barbados"), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to a subscription agreement on December 20, 2019, and entered into a shareholders' agreement with the company to jointly direct the relevant activities of RiverStone Barbados. At closing on March 31, 2020, the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off and a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, partially offset by foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

Year ended December 31, 2019

Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies (the "second quarter 2019 Brit reinsurance transaction").

Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance – Other section of this MD&A for details.

Operating results

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2020 and 2019.

	2020			2019
	First quarter 2020 transactions(1)	Other(2)	Total	First quarter 2019 reinsurance transaction(3)	Other(4)	Total
Gross premiums written	146.5	0.3	146.8	561.5	48.1	609.6

Net premiums written	146.5	0.3	146.8	561.5	13.0	574.5

Net premiums earned	125.6	2.5	128.1	561.5	80.6	642.1

Losses on claims, net	(124.7)	(131.2)	(255.9)	(556.8)	(187.9)	(744.7)
Operating expenses	8.7	(89.0)	(80.3)	–	(161.6)	(161.6)
Interest and dividends	–	24.7	24.7	–	55.8	55.8
Share of loss of associates	–	(11.2)	(11.2)	–	(6.3)	(6.3)

Operating profit (loss)	9.6	(204.2)	(194.6)	4.7	(219.4)	(214.7)

(1)
The first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

(2)
Run-off excluding the first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

(3)
The first quarter 2019 reinsurance transaction described in the preceding paragraphs.

(4)
Run-off including the second quarter 2019 Brit reinsurance transaction and excluding the first quarter 2019 reinsurance transaction described in the preceding paragraphs.

References to 2020 and 2019 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer, the first quarter 2020 reinsurance transaction and the first quarter 2019 reinsurance transaction described above in order to normalize results. Commencing April 1, 2020, the operating results of the Run-off reporting segment only include U.S. Run-off.

Run-off reported an operating loss of $204.2 in 2020 compared to an operating loss of $219.4 in 2019. Net premiums earned of $80.6 in 2019 principally reflected the run-off of Advent's unearned premium reserve ($104.3), partially offset by net premiums ceded to Brit ($24.5) related to the second quarter 2019 Brit reinsurance transaction.

Losses on claims, net of $131.2 in 2020 principally reflected net adverse prior year development on asbestos, pollution and other hazards reserves ($125.6).

Losses on claims, net of $187.9 in 2019 principally reflected net adverse prior year reserve development at U.S. Run-off of $216.4 and an increase in loss reserves associated with the run-off of Advent's unearned premium reserve of $54.1, partially offset by net favourable prior year reserve development at European Run-off of $65.9. Net adverse prior year reserve development at U.S. Run-off of $216.4 principally related to continued deterioration of asbestos, pollution and other hazards exposures ($213.7), and strengthening of other loss reserves ($6.7), partially offset by net favourable emergence on workers' compensation loss reserves ($5.5). Net favourable prior year reserve development at European Run-off of $65.9 principally related to improvement in RiverStone (UK)'s employers' liability and public liability exposures ($49.4) and improvement in Advent's marine and property exposures ($9.5).

Operating expenses decreased to $89.0 in 2020 from $161.6 in 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020, a recovery on uncollectible reinsurance recoverables in 2020 compared to a provision for uncollectible reinsurance recoverables in 2019 at U.S. Run-off, and decreased commission expense as a result of the run-off of Advent's unearned premium reserve.

Interest and dividends decreased to $24.7 in 2020 from $55.8 in 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020 and lower interest income earned on bonds.

During 2020 Fairfax made capital contributions to Run-off of $131.9 that was used to augment Run-off's capital. During 2019 Fairfax made capital contributions to Run-off of $290.1, comprised of cash of $205.2 that was used to augment Run-off's capital ($120.2) and support the first quarter 2019 reinsurance transaction ($85.0), and the contribution of the net assets of Advent that were placed into run-off of $84.9.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Non-insurance companies

	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	1,734.2	312.8	225.2	2,470.2	4,742.4	2,120.6	410.7	1,087.4	1,918.4	5,537.1
Expenses(6)	(1,811.1)	(305.9)	(288.3)	(2,462.7)	(4,868.0)	(2,049.5)	(401.8)	(1,081.3)	(1,909.0)	(5,441.6)

Pre-tax income (loss) before interest expense and other	(76.9)	6.9	(63.1)	7.5	(125.6)	71.1	8.9	6.1	9.4	95.5
Interest and dividends	6.1	28.9	–	12.1	47.1	8.3	(74.5)	–	13.5	(52.7)
Share of profit (loss) of associates	1.3	(24.8)	(3.4)	(73.3)	(100.2)	–	179.2	(182.8)	(41.6)	(45.2)

Operating income (loss)	(69.5)	11.0	(66.5)	(53.7)	(178.7)	79.4	113.6	(176.7)	(18.7)	(2.4)
Net gains (losses) on investments	(6.6)	(12.4)	4.0	(50.6)	(65.6)	9.2	54.7	4.2	4.5	72.6

Pre-tax income (loss) before interest expense	(76.1)	(1.4)	(62.5)	(104.3)	(244.3)	88.6	168.3	(172.5)	(14.2)	70.2

(1)
Comprised primarily of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Farmers

  Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media.

(5)
Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

(6)
During 2020 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $123.8 as a reduction of other expenses in the consolidated statement of earnings.

Restaurants and retail

Year ended December 31, 2019

In 2019 the company's ownership interest in Recipe increased to 47.9%, principally related to Recipe's purchase of its common shares for cancellation and the company's purchase of multiple voting shares from Recipe's non-controlling interests. These transactions reduced Recipe's non-controlling interests by $85.3 and $20.2 respectively and resulted in a dilution loss recorded by the company of $15.5, which were included in Other net changes in capitalization in the consolidated statement of changes in equity for the year ended December 31, 2019.

Operating Results

The decrease in the revenue and expenses of Restaurants and retail in 2020 primarily reflected lower business volume at Recipe, Toys "R" Us Canada, Praktiker and Sporting Life resulting from the impact of COVID-19, partially offset by higher business volume at Golf Town. The expenses of Restaurants and retail in 2020 included COVID-19 related non-cash impairment charges, principally on right-of-use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring and certain of Recipe's brand names.

Fairfax India

Subsequent to December 31, 2020

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 11% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $130 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to be completed by March 31, 2021.

Year ended December 31, 2020

During 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited ("Fairchem"), comprised of the oleochemicals and neutraceuticals businesses, and Privi Speciality Chemicals Limited ("Privi"), comprised of the aroma chemicals business.

Year ended December 31, 2019

On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). Fairfax India reinvested $198.0 (14.1 billion Indian rupees) of the net cash proceeds to increase its equity interest in Sanmar from 30.0% to 42.9%. Sanmar is one of the largest suspension PVC manufacturers in India.

On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

During 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 49.7% for cash consideration of $81.0 (5.6 billion Indian rupees). CSB Bank, established in 1920, is headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India. In December 2019 CSB Bank became publicly listed on the Bombay Stock Exchange and National Stock Exchange of India.

Operating Results

The decrease in the revenue and expenses of Fairfax India in 2020 primarily reflected lower business volumes at NCML and Privi resulting from the impact of COVID-19, partially offset by higher business volumes at Saurashtra Freight.

Interest and dividends income in 2020 of $28.9 included the reversal in 2020 of a $47.9 accrual of a performance fee receivable from Fairfax India in 2019, partially offset by a performance fee receivable recorded in 2020 from Fairfax India of $5.2. Interest and dividends expense in 2019 of $74.5 included an accrual of a performance fee payable to Fairfax by Fairfax India of $47.9. The performance fee accrual and reversal of accrual represented intercompany transactions that were eliminated on consolidation. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of the $5.2 performance fee receivable.

Net losses on investments of $12.4 in 2020 primarily reflected foreign exchange losses on Fairfax India's U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee. Net gains on investments of $54.7 in 2019 primarily reflected net gains on corporate bonds and common stocks, partially offset by net losses on equity derivatives and foreign exchange losses on Fairfax India's U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee.

Subsequent to December 31, 2020, on February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries had purchased $58.4 of Fairfax India's 5.00% unsecured senior notes on the same terms as other participants and that intercompany investment will be eliminated in the company's consolidated financial reporting.

Thomas Cook India

Year ended December 31, 2019

On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess Corp Limited ("Quess") as a return of capital to its shareholders. This resulted in the company receiving a 31.8% direct equity interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which is included in share of profit of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI Holdings Limited ("DEI") for $20.4 (1.4 billion Indian rupees). DEI is an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

Operating Results

The decrease in the revenue and expenses of Thomas Cook India in 2020 primarily reflected lower business volume resulting from travel restrictions due to COVID-19.

Other

Subsequent to December 31, 2020

On March 3, 2021 Farmers Edge completed an Initial Public Offering ("IPO") for Cdn$125.0 ($99.0) in exchange for 7,353,000 common shares of Farmers Edge. Prior to the IPO the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to approximately 62% on completion of the IPO (prior to any over-allotment option that may be exercised by the underwriters of the IPO).

During February 2021 Boat Rocker filed a preliminary long form prospectus for an IPO of Cdn$175.0 (approximately $139) of subordinate voting shares. Closing of the IPO is expected to be in the first quarter of 2021.

Year ended December 31, 2020

On December 8, 2020 Helios Holdings Limited ("Helios") acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP") and continues to be listed on the Toronto Stock Exchange.

Prior to closing, in an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate and recorded a loss of $61.5 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses of $26.9 that were reclassified from accumulated other comprehensive income (loss). The pre-tax loss of $61.5 reflected a partial reversal of the initial impairment loss of $164.0 recorded in the third quarter of 2020 when Fairfax Africa was classified as held for sale, due to an increase in Fairfax Africa's market traded share price from $2.96 at September 30, 2020 to $3.92 at closing.

HFP is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%. Farmers Edge provides advanced digital tools to growers and other key participants in the agricultural value chain.

On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest equity and voting shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, which was subsequently renamed Dexterra Group Inc. ("Dexterra Group"), is a Canadian publicly listed corporation that provides a range of industrial services and modular construction solutions.

Year ended December 31, 2019

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a common stock at FVTPL as described in note 3. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value. Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. AGT is a supplier of pulses, staple foods and food ingredients.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

Operating Results

The increase in the revenue and expenses of Other in 2020 primarily reflected the consolidation of Farmers Edge (on July 1, 2020), the reverse acquisition of Horizon North by Dexterra (on May 29, 2020) and the inclusion of a full year of revenue and expenses of AGT in 2020 (consolidated on April 17, 2019), partially offset by lower business volume due to COVID-19 at Mosaic Capital, Boat Rocker and Fairfax Africa's subsidiary CIG (both deconsolidated on December 8, 2020) and the deconsolidation of Grivalia Properties (on May 17, 2019). The operating loss of Other of $53.7 in 2020 principally reflected Fairfax Africa's operating loss of $110.1 (primarily related to share of loss of associates of Atlas Mara and AFGRI, and an operating loss at CIG), partially offset by operating income of Dexterra Group.

Net losses on investments of $50.6 in 2020 primarily related to net losses on corporate bonds at Fairfax Africa and a loss on deconsolidation of a subsidiary at CIG, partially offset by net gains on foreign currency contracts at AGT.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

    Net Gains on Investments

An analysis of consolidated net gains on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense of $475.9 in 2020 (2019 – $472.0) was comprised as follows:

	2020	2019
Interest expense on borrowings:
Holding company	235.3	211.8
Insurance and reinsurance companies	51.0	56.6
Non-insurance companies(1)	126.8	135.8

	413.1	404.2

Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	19.0	19.7
Non-insurance companies	43.8	48.1

	62.8	67.8

Interest expense as presented in the consolidated statement of earnings	475.9	472.0

(1)
Borrowings and related interest expense are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1,  2019.

The increase in interest expense on borrowings at the holding company in 2020 principally reflected the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030 and the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, partially offset by the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021 and the effects of lower interest rates.

The decrease in interest expense on borrowings at the insurance and reinsurance companies in 2020 principally reflected the deconsolidation of European Run-off and its borrowings on March 31, 2020.

The decrease in interest expense on borrowings at the non-insurance companies in 2020 principally reflected the effects of lower interest rates, decreased borrowings at CIG and NCML, and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of interest expense of AGT in 2020 (consolidated on April 17, 2019), the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020), and additional borrowings at Recipe.

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company's borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

    Corporate Overhead and Other

Corporate overhead and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	2020	2019
Fairfax corporate overhead	172.9	147.5
Subsidiary holding companies' corporate overhead	61.6	27.9
Subsidiary holding companies' non-cash intangible asset amortization(1)	93.7	96.4

Corporate overhead(2)	328.2	271.8
Holding company interest and dividends	(55.8)	(32.9)
Holding company share of (profit) loss of associates	47.6	(165.1)
Investment management and administration fees and other(3)	(67.3)	(195.6)
Loss on repurchase of borrowings	–	23.7

	252.7	(98.1)

(1)
Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)
Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31,  2020.

(3)
Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

Fairfax corporate overhead increased to $172.9 in 2020 from $147.5 in 2019, primarily reflecting increased employee compensation expenses, partially offset by lower office and general expenses due to the effects of COVID-19 on operations. Fairfax corporate overhead included charitable donations of $10.1 in 2020 (2019 – $7.7).

Subsidiary holding companies' corporate overhead increased to $61.6 in 2020 from $27.9 in 2019, primarily reflecting increased employee compensation expenses and consulting fees (principally related to the implementation of IFRS 17 Insurance contracts of $7.0), and higher net costs related to insurance agents and brokers at Allied World and Crum & Forster (primarily reflecting the impact of COVID-19 on certain lines of business).

Subsidiary holding companies' non-cash intangible asset amortization of $93.7 in 2020 and $96.4 in 2019 primarily related to amortization of intangible assets at Allied World and Crum & Forster.

Holding company interest and dividends included increased income earned on long equity total return swaps of $22.1 in 2020 compared to $3.6 in 2019, primarily reflecting higher dividend income. Excluding the impact of income earned on long equity total return swaps, holding company interest and dividends of $33.7 in 2020 increased from $29.3 in 2019, primarily reflecting higher interest income earned from cash and short-term investments, partially offset by lower interest income earned from bonds.

Investment management and administration fees and other of $67.3 in 2020 (2019 – $195.6) were primarily comprised of investment and administration fees of $90.3 (2019 – $196.6) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The decrease in investment and administration fees in 2020 primarily reflected the reversal in 2020 of a $47.9 accrual of a performance fee receivable from Fairfax India in 2019, partially offset by a performance fee receivable recorded in 2020 from Fairfax India of $5.2. The performance fee receivable of $5.2 was earned by the company pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of the $5.2 performance fee receivable.

Loss on repurchase of long term debt of $23.7 in 2019 related to the redemption on July 15, 2019 of the company's remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021.

Net gains (losses) on investments and share of profit (loss) of associates attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2020 of 84.7% (provision for income taxes of $206.7) was higher than the company's Canadian statutory income tax rate of 26.5% primarily due to the non-recognition of the tax benefit of losses and temporary differences (principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K.) and permanent differences (principally reflecting non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment), partially offset by non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada, share of profit of associates in certain jurisdictions and the non-taxable gain on deconsolidation of European Run-off).

The company's effective income tax rate in 2019 of 11.7% (provision for income taxes of $261.5) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Barbados, Fairfax India, Brit and Allied World), the recognition of previously unrecorded U.S. foreign tax credit carryforwards, and non-taxable investment income (principally comprised of dividend income and non-taxable interest income and share of profit of associates in certain jurisdictions).

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2020.

    Non-controlling Interests

Non-controlling interests principally related to Allied World, Fairfax India, Recipe, Brit and Dexterra Group. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2020.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2020 and 2019 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2020. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other's borrowings of $5,588.1 at December 31, 2020 (December 31, 2019 – $4,124.6) primarily consisted of Fairfax holding company borrowings of $5,580.6 (December 31, 2019 – $4,117.3).
	Equity interests in Fairfax affiliates at December 31, 2020
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
TRG (Run-off)	–	–	–	–	–	–	–	31.5%	–	68.5%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	9.4%	1.5%	0.4%	–	4.6%	0.6%	0.2%	2.5%	47.7%	66.9%
Fairfax India	–	5.7%	3.5%	0.9%	3.2%	5.6%	1.0%	2.2%	–	5.9%	28.0%
Recipe	5.6%	12.9%	7.4%	1.1%	2.4%	5.9%	–	3.3%	0.2%	1.4%	40.2%
Boat Rocker	–	–	26.1%	19.3%	–	–	–	10.3%	–	–	55.7%
Toys "R" Us Canada	–	28.2%	28.2%	28.2%	–	–	–	–	–	–	84.6%
AGT	–	7.8%	12.3%	3.1%	–	16.3%	–	–	–	18.5%	58.0%
Dexterra Group	–	17.0%	5.3%	–	3.1%	11.0%	–	–	3.4%	9.2%	49.0%
Farmers Edge	8.0%	–	7.2%	6.8%	3.4%	8.5%	–	7.2%	–	–	41.1%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance and Fairfax Ukraine.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies	Corporate and eliminations(5)
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Assets
Holding company cash and investments	76.3	499.6	8.1	14.1	–	–	–	–	598.1	–	–	654.1	1,252.2
Insurance contract receivables	537.5	1,674.0	412.9	233.1	1,015.9	1,409.7	100.5	668.9	6,052.5	8.4	–	(244.8)	5,816.1
Portfolio investments(1)(2)	3,472.2	10,347.5	5,023.1	1,616.3	4,912.0	9,224.0	1,246.1	2,106.6	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	169.4	387.4	197.3	12.8	222.3	404.9	22.5	157.8	1,574.4	–	–	(30.7)	1,543.7
Recoverable from reinsurers	379.4	1,497.2	1,143.4	38.5	1,829.3	4,092.6	330.1	1,943.7	11,254.2	453.7	–	(1,174.7)	10,533.2
Deferred income tax assets	58.1	159.9	148.1	59.4	–	–	2.0	32.5	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	200.9	177.0	293.0	410.8	781.3	1,551.7	119.5	52.0	3,586.2	41.1	2,601.8	–	6,229.1
Due from affiliates	207.4	8.0	3.6	0.2	0.5	2.0	0.7	0.2	222.6	357.7	3.8	(584.1)	–
Other assets	130.4	202.0	337.1	86.8	279.4	290.6	98.7	101.4	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in Fairfax insurance and reinsurance affiliates(3)	–	89.1	29.4	–	–	–	–	34.7	153.2	29.3	–	(182.5)	–

Total assets	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	248.4	552.1	350.9	63.9	172.8	276.0	41.0	138.2	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	0.1	82.0	12.6	3.2	10.6	6.3	–	0.1	114.9	1.1	50.0	23.4	189.4
Due to affiliates	0.6	0.3	1.6	3.5	–	0.4	0.5	1.4	8.3	–	117.6	(125.9)	–
Deferred income tax liabilities	0.9	–	–	–	28.9	64.0	47.9	11.0	152.7	–	197.7	6.0	356.4
Insurance contract payables	128.3	818.3	183.2	88.1	495.5	889.8	85.0	536.0	3,224.2	11.6	–	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	–	(1,023.4)	30,809.3
Provision for unearned premiums(4)	931.2	1,681.3	1,010.4	279.6	1,020.4	2,607.6	196.4	823.2	8,550.1	–	–	(152.6)	8,397.5
Borrowings	–	90.0	41.4	38.3	314.5	549.2	–	–	1,033.4	–	2,192.5	5,588.1	8,814.0

Total liabilities	3,418.3	10,141.0	5,448.2	1,539.1	6,826.2	12,547.4	794.7	4,021.4	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,813.2	4,900.7	2,147.8	932.9	2,092.8	4,436.6	1,060.0	1,071.3	18,455.3	506.0	3,080.0	(8,184.7)	13,856.6
Non-controlling interests	0.1	–	–	–	121.7	(8.5)	65.4	5.1	183.8	–	144.8	3,342.1	3,670.7

Total equity	1,813.3	4,900.7	2,147.8	932.9	2,214.5	4,428.1	1,125.4	1,076.4	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3

Total liabilities and total equity	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Capital
Borrowings	–	90.0	41.4	38.3	314.5	549.2	–	–	1,033.4	–	2,192.5	5,588.1	8,814.0
Investments in Fairfax affiliates	61.8	489.7	258.2	63.5	105.1	274.1	29.2	122.9	1,404.5	65.8	–	(1,470.3)	–
Shareholders' equity attributable to shareholders of Fairfax	1,751.4	4,411.0	1,889.6	869.4	1,987.7	2,825.0	1,030.8	948.0	15,712.9	440.2	1,385.9	(3,682.4)	13,856.6
Non-controlling interests	0.1	–	–	–	121.7	1,329.0	65.4	5.5	1,521.7	–	1,838.9	310.1	3,670.7

Total capital	1,813.3	4,990.7	2,189.2	971.2	2,529.0	4,977.3	1,125.4	1,076.4	19,672.5	506.0	5,417.3	745.5	26,341.3

% of consolidated total capital	6.9%	18.9%	8.3%	3.7%	9.6%	18.9%	4.3%	4.1%	74.7%	1.9%	20.6%	2.8%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes investment in associate held for sale of at December 31, 2020 of $729.5 (December 31, 2019 – nil). See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Included in insurance contract liabilities on the consolidated balance sheet.

(5)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

Segmented Balance Sheet as at December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and eliminations(5)
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Assets
Holding company cash and investments	79.6	582.8	10.8	12.1	–	–	–	–	685.3	–	–	290.2	975.5
Insurance contract receivables	441.7	1,473.2	325.8	229.8	964.5	1,512.0	89.9	551.1	5,588.0	4.1	–	(157.1)	5,435.0
Portfolio investments(1)	3,012.4	9,237.0	4,408.0	1,667.8	4,200.1	8,235.0	1,117.4	2,040.8	33,918.5	1,906.3	2,730.7	(320.5)	38,235.0
Assets held for sale(2)	–	–	–	–	–	–	–	–	–	3,386.6	–	(601.0)	2,785.6
Deferred premium acquisition costs	144.2	316.1	164.8	12.8	215.5	342.1	22.8	146.4	1,364.7	–	–	(20.4)	1,344.3
Recoverable from reinsurers	406.3	1,138.4	1,045.1	38.9	1,695.7	3,638.1	354.4	1,522.1	9,839.0	494.8	–	(1,178.0)	9,155.8
Deferred income tax assets	85.7	239.6	125.7	42.2	–	–	–	32.8	526.0	6.3	50.6	(207.0)	375.9
Goodwill and intangible assets	183.4	182.5	299.9	416.9	794.4	1,598.0	185.2	54.2	3,714.5	43.5	2,435.3	0.8	6,194.1
Due from affiliates	203.2	2.6	4.1	–	0.1	0.2	363.0	–	573.2	356.1	0.6	(929.9)	–
Other assets	97.9	184.9	353.9	84.3	236.5	270.6	98.8	138.7	1,465.6	112.5	4,043.9	385.3	6,007.3
Investments in Fairfax insurance and reinsurance affiliates(3)	–	131.9	65.2	–	–	–	–	34.0	231.1	62.4	–	(293.5)	–

Total assets	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

Liabilities
Accounts payable and accrued liabilities	222.7	531.7	324.7	62.9	188.3	285.7	39.2	130.2	1,785.4	75.4	2,734.1	219.2	4,814.1
Derivative obligations	–	61.6	53.3	1.8	15.1	2.6	0.5	10.5	145.4	4.8	55.4	0.3	205.9
Due to affiliates	1.1	2.3	1.5	1.7	1.0	0.3	0.8	6.0	14.7	–	145.1	(159.8)	–
Liabilities associated with assets held for sale(2)	–	–	–	–	–	–	–	–	–	2,203.7	–	(168.6)	2,035.1
Deferred income tax liabilities	–	–	–	–	23.3	53.1	44.4	12.5	133.3	–	229.5	(362.8)	–
Insurance contract payables	105.1	528.6	150.5	57.9	524.8	796.6	89.7	478.7	2,731.9	14.1	–	(155.0)	2,591.0
Provision for losses and loss adjustment expenses(4)	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	–	(958.8)	28,500.2
Provision for unearned premiums(4)	779.2	1,338.1	876.0	276.6	969.5	2,139.2	206.5	732.8	7,317.9	–	–	(95.5)	7,222.4
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6

Total liabilities	3,085.0	8,710.8	4,995.4	1,527.7	6,329.2	11,499.3	805.1	3,442.5	40,395.0	4,530.2	5,232.5	2,443.6	52,601.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,569.3	4,778.2	1,807.9	977.1	1,777.6	4,100.4	1,362.5	1,074.9	17,447.9	1,842.4	3,869.3	(8,781.5)	14,378.1
Non-controlling interests	0.1	–	–	–	–	(3.7)	63.9	2.7	63.0	–	159.3	3,306.8	3,529.1

Total equity	1,569.4	4,778.2	1,807.9	977.1	1,777.6	4,096.7	1,426.4	1,077.6	17,510.9	1,842.4	4,028.6	(5,474.7)	17,907.2

Total liabilities and total equity	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

Capital
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6
Investments in Fairfax affiliates	66.4	627.0	293.7	106.5	133.6	301.9	32.3	130.6	1,692.0	530.6	–	(2,222.6)	–
Shareholders' equity attributable to shareholders of Fairfax	1,502.9	4,151.2	1,514.2	870.6	1,446.6	2,538.5	1,330.2	944.9	14,299.1	1,311.8	2,044.1	(3,276.9)	14,378.1
Non-controlling interests	0.1	–	–	–	197.4	1,256.3	63.9	2.1	1,519.8	–	1,984.5	24.8	3,529.1

Total capital	1,569.4	4,868.2	1,849.3	1,015.4	2,098.4	4,645.8	1,426.4	1,077.6	18,550.5	1,842.4	6,097.0	(1,350.1)	25,139.8

% of consolidated total capital	6.2%	19.4%	7.4%	4.0%	8.3%	18.5%	5.7%	4.3%	73.8%	7.3%	24.3%	(5.4)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
The effects of intercompany reinsurance with Wentworth, which decreased assets held for sale by $352.5 and liabilities associated with assets held for sale by $357.7 were adjusted in the Run-off reporting segment. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Included in insurance contract liabilities on the consolidated balance sheet.

(5)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.)

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities on the company's consolidated balance sheet at December 31, 2020 compared to December 31, 2019 were primarily affected by the deconsolidation of Fairfax Africa on December 8, 2020 (with the exception of the investment in Atlas Mara) and European Run-off on March 31, 2020 (classified as held for sale at December 31, 2019), and the consolidation of Farmers Edge on July 1, 2020 and Horizon North on May 29, 2020, as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Holding company cash and investments increased to $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020 from $975.5 at December 31, 2019 ($975.2 net of $0.3 of holding company derivative obligations). Significant cash movements at the holding company in 2020 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $381.1 to $5,816.1 at December 31, 2020 from $5,435.0 at December 31, 2019 primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes (principally at Odyssey Group, Northbridge and Crum & Forster), partially offset by a decrease in funds withheld receivable (principally at Allied World).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $42,108.6 at December 31, 2020 ($41,942.0 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2019 of $38,235.0 ($38,029.4 net of subsidiary derivative obligations). The increase of $3,912.6 principally reflected net gains on bonds and a joint venture investment in RiverStone Barbados (held for sale at December 31, 2020), partially offset by the deconsolidation of Fairfax Africa, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $3,013.3, primarily reflecting the reinvestment of net proceeds from sales and maturities of U.S. treasury and Canadian government bonds into U.S. treasury short term investments, partially offset by the deconsolidation of cash and cash equivalents at Fairfax Africa.

Bonds (including bonds pledged for derivative obligations) decreased by $78.7, primarily reflecting net sales and maturities of U.S. treasury bonds, Indian government and Canadian government bonds and the deconsolidation of bonds held by Fairfax Africa, partially offset by the investment in, and appreciation of high quality corporate bonds.

Common stocks increased by $405.1 primarily reflecting net unrealized appreciation.

Investments in associates (which includes investment in associate held for sale), increased by $455.2 primarily reflecting a joint venture investment in RiverStone Barbados following the company's contribution of European Run-off to RiverStone Barbados and an associate investment in HFP following the deconsolidation of Fairfax Africa, pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020, partially offset by share of loss of associates (which included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta), the deconsolidation of Fairfax Africa's investments in associates, the sale of Davos Brands and the recognition of distributions and dividends from associates and joint ventures.

Derivatives and other invested assets, net of derivative obligations, increased by $90.7 primarily reflecting higher net receivables from counterparties on total return swaps and the company closing out $898.4 notional amount of short equity total return swaps, no longer holding any positions at December 31, 2020, partially offset by net unrealized losses on equity warrants.

Recoverable from reinsurers increased by $1,377.4 to $10,533.2 at December 31, 2020 from $9,155.8 at December 31, 2019 primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), reinsurers' share of COVID-19 losses (primarily at Brit and Bryte) and amounts ceded to RiverStone Barbados by Group Re and Brit that are included in recoverable from reinsurers at December 31, 2020 as a result of the deconsolidation of European Run-off, whereas at December 31, 2019 those were intercompany balances that eliminated on consolidation.

Deferred income tax assets increased by $338.0 to $713.9 at December 31, 2020 from $375.9 at December 31, 2019 primarily due to the separate presentation of deferred income tax assets and deferred income tax liabilities on the consolidated balance sheet at December 31, 2020 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020. After adjusting for the change in presentation, deferred income tax assets decreased by $49.4, primarily due to decreased temporary tax differences on net unrealized investment losses, partially offset by the recognition of operating losses.

Goodwill and intangible assets increased by $35.0 to $6,229.1 at December 31, 2020 from $6,194.1 at December 31, 2019 primarily due to the additions of intangible assets, the consolidation of Horizon North and Farmers Edge, and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by the amortization of intangible assets, the disposal of an intangible asset at AMAG Insurance, and the deconsolidation of Fairfax Africa.

The allocation by operating segment at December 31, 2020 of goodwill of $3,126.3 and intangible assets of $3,102.8 (December 31, 2019 – $2,997.3 and $3,196.8), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2020. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2020 and it was concluded that no significant impairments had occurred.

Other assets decreased by $150.1 to $5,857.2 at December 31, 2020 from $6,007.3 at December 31, 2019 primarily due to the deconsolidation of Fairfax Africa, decreases in inventories, prepaid expenses and revenue receivables in the Non-insurance companies reporting segment due to the impact of COVID-19 on business volumes, and decreased income taxes refundable and finance lease receivables, partially offset by the consolidation of Horizon North and Farmers Edge, and government subsidies receivable at certain non-insurance companies for relief from the impact of COVID-19.

Accounts payable and accrued liabilities increased by $182.0 to $4,996.1 at December 31, 2020 from $4,814.1 at December 31, 2019 primarily due to the consolidation of Horizon North and Farmers Edge, higher cash collateral received from counterparties to derivative contracts, higher deferred revenue due to additional production contracts at Boat Rocker and higher payables for securities purchased but not yet settled, partially offset by lower payables related to cost of sales in the Non-insurance companies reporting segment due to the impact of COVID-19 on business volumes, the deconsolidation of Fairfax Africa and decreased lease liabilities.

Deferred income tax liabilities increased to $356.4 at December 31, 2020 from nil at December 31, 2019 primarily due to the separate presentation of deferred income tax assets and deferred income tax liabilities on the consolidated balance sheet at December 31, 2020 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020. After adjusting for the change in presentation, deferred income tax liabilities decreased by $30.8, primarily due to the recognition of operating losses (at operating companies with net deferred income tax liabilities), partially offset by increased temporary tax differences on net unrealized investment gains.

Insurance contract payables increased by $373.0 to $2,964.0 at December 31, 2020 from $2,591.0 at December 31, 2019 primarily reflecting an increase in premiums payable to reinsurers due to an increase in premiums ceded and timing of associated payments (primarily at Odyssey Group in its U.S. Insurance and London Market divisions) and an increase in ceded deferred premium acquisition costs.

Provision for losses and loss adjustment expenses increased by $2,309.1 to $30,809.3 at December 31, 2020 from $28,500.2 at December 31, 2019 primarily reflecting COVID-19 and catastrophe losses, increased business volumes (principally at Odyssey Group and Allied World), the impact of foreign currency translation (principally the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar) and loss reserves assumed from, and subsequently ceded to, European Run-off which were previously eliminated on consolidation, partially offset by the impact of U.S. Run-off's continued progress settling its claims liabilities and net favourable prior year reserve development (principally at Odyssey Group, Fairfax Latam, Zenith National, Fairfax Asia, Northbridge and Brit).

Non-controlling interests increased by $141.6 to $3,670.7 at December 31, 2020 from $3,529.1 at December 31, 2019 primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's Non-insurance subsidiaries ($340.4), a third party's investment in Brit's subsidiary Ki Insurance ($124.4), the acquisition of Horizon North on May 29, 2020 ($103.3) and Eurolife's investment in a Fairfax consolidated internal investment fund ($93.7), partially offset by the acquisition of the minority interest in Brit ($189.6), non-controlling interests' share of net loss ($181.0), the deconsolidation of Fairfax Africa and dividends paid to minority shareholders ($165.6). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Comparison of 2019 to 2018 – Total assets increased to $70,508.5 at December 31, 2019 from $64,372.1 at December 31, 2018 primarily reflecting the acquisition of AGT, the additional investment in CIG by Fairfax Africa and the increase in the fair value of investments, partially offset by the deconsolidation of Grivalia Properties. The aforementioned transactions are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance and reinsurance operations and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business at December 31:

2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Corporate and Other	Consolidated
Property	305.8	1,873.4	243.5	6.0	755.6	1,294.0	105.3	1,192.5	5,776.1	77.6	–	5,853.7
Casualty	1,720.1	4,469.6	3,433.9	1,049.6	3,252.5	6,534.2	166.7	784.3	21,410.9	1,412.0	–	22,822.9
Specialty	73.9	398.0	159.3	6.9	726.1	275.7	148.5	342.8	2,131.2	1.5	–	2,132.7

	2,099.8	6,741.0	3,836.7	1,062.5	4,734.2	8,103.9	420.5	2,319.6	29,318.2	1,491.1	–	30,809.3
Intercompany	9.0	176.0	11.4	–	49.3	50.2	3.4	191.9	491.2	532.2	(1,023.4)	–

Provision for losses and LAE	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	(1,023.4)	30,809.3

2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)	Corporate and Other	Consolidated
Property	332.8	1,772.2	157.7	18.2	716.8	1,170.0	104.6	1,079.1	5,351.4	107.1	–	5,458.5
Casualty	1,571.4	3,887.4	3,248.2	1,063.4	2,809.8	6,172.1	170.8	574.8	19,497.9	1,606.7	–	21,104.6
Specialty	62.8	353.0	91.8	6.9	709.3	297.1	147.1	266.2	1,934.2	2.9	–	1,937.1

	1,967.0	6,012.6	3,497.7	1,088.5	4,235.9	7,639.2	422.5	1,920.1	26,783.5	1,716.7	–	28,500.2
Intercompany	9.9	145.9	50.3	–	50.5	33.5	1.5	151.7	443.3	515.5	(958.8)	–

Provision for losses and LAE	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	(958.8)	28,500.2

(1)
Excludes European Run-off's gross provision for losses and loss adjustment expenses that are included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

In the ordinary course of carrying on business, the company's insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company's subsidiaries at December 31, 2020 of $6.0 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2020, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary's obligations).

The provision for losses is established by the company's insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the provision for losses are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the "Reconciliation of Provision for Claims – Consolidated" table, a subsidiary's provision for losses at December 31 in the year of acquisition is included in the line "Provision for claims of companies acquired during the year at December 31", whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable reserve development for the years ended December 31 were comprised as shown in the following table:

	Favourable/(Unfavourable)
Insurance and Reinsurance	2020	2019
Northbridge	39.2	67.1
Odyssey Group	219.5	229.6
Crum & Forster	5.2	6.2
Zenith National	74.1	82.1
Brit	62.8	46.5
Allied World	5.1	(32.0)
Fairfax Asia	18.5	28.3
Other	30.5	51.8

	454.9	479.6
Run-off	(132.6)	(150.5)

Net favourable development	322.3	329.1

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related effect on losses on claims, net for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2020	2019	2018	2017	2016
Provision for claims at January 1 – net	21,558.4	22,614.6	22,412.4	16,289.4	16,596.3
Foreign exchange effect	190.5	69.7	(444.6)	463.3	(103.7)
Losses on claims for claims occurring:
In the current year	9,520.0	8,982.3	8,505.4	6,192.9	5,286.9
In the prior years – net favourable development	(322.3)	(329.1)	(580.4)	(454.6)	(573.7)
Paid on claims during the year related to:
The current year	(2,540.4)	(2,293.8)	(2,034.8)	(1,691.3)	(1,304.5)
The prior years	(5,521.9)	(5,927.8)	(5,777.2)	(3,876.8)	(3,695.2)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	–	32.7	533.8	5,725.0	83.3
Divestitures during the year	(27.8)	–	–	(235.5)	–
Liabilities associated with assets held for sale(1)	–	(1,590.2)	–	–	–

Provision for claims at December 31 before the undernoted	22,856.5	21,558.4	22,614.6	22,412.4	16,289.4
CTR Life(2)	5.5	7.0	8.0	8.7	12.8

Provision for claims at December 31 – net	22,862.0	21,565.4	22,622.6	22,421.1	16,302.2
Reinsurers' share of provision for claims at December 31	7,947.3	6,934.8	6,459.1	6,189.7	3,179.6

Provision for claims at December 31 – gross	30,809.3	28,500.2	29,081.7	28,610.8	19,481.8

(1)
European Run-off's reinsurance recoverable and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims in 2020 primarily reflected the strengthening of the Canadian dollar, euro and the British pound relative to the U.S. dollar (principally at Odyssey Group, Northbridge, Allied World and Brit). The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future which could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2020 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit, Allied World, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Latent Hazards

  General Discussion

The company's insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APH exposures").

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. These claims differ from most other types of claims because legal precedent is inadequate to determine what coverage obligations attach and which, if any, policy years and insurers/reinsurers may be liable.

These uncertainties are exacerbated by judicial rulings and legislation that have undermined the clear and express intent of the insurer and policyholder and expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry is engaged in extensive litigation over these coverage and liability issues and thus confronts continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims also arise from insureds' alleged responsibility for sports head trauma, sexual molestation, and opioid addiction. The potential exposure associated with sexual molestation claims has increased based on several developments including heightened awareness and investigation into past abuse, high profile claims and, most significantly, efforts by legislative bodies to abolish or revise statute of limitations to support alleged victims seeking redress through litigation. The company is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals ("PFCs") which are a group of compounds widely used in water and stain resistant products, as well as firefighting materials. The company is also monitoring litigation brought against manufacturers and retailers of weed killer products, including the popular brand "Roundup", alleging that its use caused cancer and other ailments. Additionally, the company is evaluating a recent court decision finding certain paint manufacturers liable for the presence of and abatement of lead paint in residential structures based on those manufacturers' advertising practices decades ago. The company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc as an ingredient of consumer products such as powders and cosmetics. Many such suits have alleged the talc in these products caused ovarian cancer; other suits assert the talc was contaminated with asbestos which caused ovarian cancer or other more typical asbestos injury such as mesothelioma. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there also have been developments in defendants' favour, as there have been several defense verdicts and the most significant plaintiff trial verdicts have been appealed. In recent months there has been movement toward negotiated resolutions in litigated talc cases as well as in connection with bankruptcy proceedings for a major talc mining company heavily involved in the litigation. There remains a great deal of uncertainty as to the future development of these claims and the degree of the company's exposure to them. Whether other latent injury claims will develop into material exposures to the company is yet to be determined due to the lack of developed scientific proof of causation and significant questions around coverage.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims. With unimpaired and non-malignant claims brought much less frequently and in few jurisdictions, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits. Furthermore, plaintiffs' firms in the asbestos litigation continue to push for an increase in the settlement values of asbestos cases involving malignancies. This is a trend the insurance industry continues to resist. Defense costs continue to be a significant driver of the liability as well as the malignancy cases often are more heavily litigated and because the asbestos litigation process and practices in the U.S. continue to be inefficient, in particular with respect to the continued over-naming of defendants in the litigation. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs often also seek to recover from the trusts established in prior bankruptcies of asbestos defendants based on alleged exposures not identified in the tort system, resulting in a disproportionate shift in financial responsibility from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, during 2020 the company strengthened gross asbestos reserves by $161.0, or 15.0% (2019 – $135.4 or 11.1%) of the provision for asbestos claims and ALAE at January 1, 2020.

In October 2020, A.M. Best Company issued its Market Segment Report for Asbestos and Environmental losses where it maintained its estimate of net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, noting asbestos incurred losses were down approximately 13% in 2019. The company continues to see in the Run-off portfolio some of the underlying litigation factors A.M. Best cites. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The Run-off portfolio is exposed to these risks and face the majority of the direct asbestos exposure within the company. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to be named as defendants. For the most part, these are regional, rather than nationwide defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. As each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's the company has utilized a sophisticated methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice". In conjunction with the exposure based analysis, the company also uses aggregate industry methods when setting its overall asbestos reserves.

Following is an analysis of the company's gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:

	2020		2019
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,074.6	860.5	1,217.9	995.3
Asbestos losses and ALAE incurred during the year	161.0	121.2	135.4	114.8
Asbestos losses and ALAE paid during the year	(205.0)	(141.7)	(164.0)	(138.4)
Liabilities associated with assets held for sale(1)	–	–	(114.7)	(111.2)

Provision for asbestos claims and ALAE at December 31	1,030.6	840.0	1,074.6	860.5

(1)
European Run-off's reinsurance recoverables and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

  Summary

Management believes that the asbestos reserves reported at December 31, 2020 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are monitored by management and regularly reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company's ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the recoverable from reinsurance balances rated B++ and lower were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $10,533.2 on the consolidated balance sheet at December 31, 2020 consisted of future recoverable amounts from reinsurers on unpaid claims ($7,971.7), reinsurance receivable on paid losses ($818.0) and the unearned portion of premiums ceded to reinsurers ($1,899.1), net of provision for uncollectible balances ($155.6). Recoverables from reinsurers on unpaid claims increased by $1,015.0 to $7,971.7 at December 31, 2020 from $6,956.7 at December 31, 2019, primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), reinsurers' share of COVID-19 losses (primarily at Brit and Bryte) and amounts ceded to European Run-off by Group Re and Brit, which are included in recoverable from reinsurers at December 31, 2020 as a result of the deconsolidation of European Run-off compared with December 31, 2019, when those balances were intercompany and eliminated on consolidation.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2020, which represented 84.1% (December 31, 2019 – 83.1%) of gross recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,426.6	1,197.5
Swiss Re	Swiss Reinsurance America Corporation	A+	1,156.6	1,149.3
AIG	New Hampshire Insurance Company	A	860.5	851.8
Lloyd's	Lloyd's	A	772.0	768.6
Everest	Everest Reinsurance (Bermuda), Ltd	A+	563.7	484.7
HDI	Hannover Rück SE	A+	387.0	381.4
Axis	Axis Reinsurance Company	A	381.5	374.4
Markel	Markel Global Reinsurance Company	A	369.1	235.7
Risk Management Agency	Federal Crop Insurance Corporation	NR	333.0	333.0
RiverStone Barbados	TIG Insurance (Barbados) Limited	NR	327.3	4.3
Berkshire Hathaway	General Reinsurance Corporation	A++	266.1	265.6
Sompo Holdings	Endurance Assurance Corporation	A+	226.5	225.2
EXOR	Partner Reinsurance Company of the U.S.	A+	220.1	216.0
RenaissanceRe	Renaissance Reinsurance U.S. Inc	A+	200.7	175.3
Alleghany	Transatlantic Reinsurance Company	A+	186.8	184.6
Liberty Mutual	Liberty Mutual Insurance Company	A	186.8	184.8
SCOR	SCOR Reinsurance Company	A+	174.2	173.0
AXA	XL Reinsurance America Inc	A+	171.6	164.8
W.R. Berkley	Berkley Insurance Company	A+	142.8	141.4
Arch Capital	Arch Reinsurance Company	A+	122.7	121.1
IRB	IRB – Brasil Resseguros S.A.	A-	121.5	119.4
Tokio Marine	Safety National Casualty Corporation	A++	110.1	109.4
Aspen	Aspen Insurance UK Limited	A	97.1	97.1
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	96.7	96.7
Helvetia Group	Helvetia Swiss Insurance Company Ltd.	A	89.5	50.5

Top 25 reinsurance groups			8,990.5	8,105.6
Other reinsurers			1,698.3	1,327.2

Gross recoverable from reinsurers			10,688.8	9,432.8
Provision for uncollectible reinsurance			(155.6)	(155.6)

Recoverable from reinsurers			10,533.2	9,277.2

(1)
Financial strength rating of principal reinsurer (or of the group, if principal reinsurer is not rated).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $10,533.2 at December 31, 2020 separately for the insurance and reinsurance and run-off operations, according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk. At December 31, 2020 approximately 4.2% of recoverable from reinsurers related to Run-off operations (December 31, 2019 – 5.3%).

	Insurance and Reinsurance			Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	424.5	27.2	397.3	49.4	0.3	49.1	473.9	27.5	446.4
A+	5,015.3	353.8	4,661.5	228.9	7.7	221.2	5,244.2	361.5	4,882.7
A	2,976.7	90.4	2,886.3	96.2	7.2	89.0	3,072.9	97.6	2,975.3
A-	349.1	27.7	321.4	10.0	2.2	7.8	359.1	29.9	329.2
B++	54.7	4.4	50.3	1.2	0.8	0.4	55.9	5.2	50.7
B+	0.6	–	0.6	2.0	–	2.0	2.6	–	2.6
B or lower	16.0	0.4	15.6	–	–	–	16.0	0.4	15.6
Not rated	922.6	675.7	246.9	179.2	51.2	128.0	1,101.8	726.9	374.9
Pools and associations	356.5	7.0	349.5	5.9	–	5.9	362.4	7.0	355.4

	10,116.0	1,186.6	8,929.4	572.8	69.4	503.4	10,688.8	1,256.0	9,432.8
Provision for uncollectible reinsurance	(29.1)		(29.1)	(126.5)		(126.5)	(155.6)		(155.6)

Recoverable from reinsurers	10,086.9		8,900.3	446.3		376.9	10,533.2		9,277.2

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,256.0 at December 31, 2020 as follows:

  •
  for reinsurers rated A – or better, security of $516.5 against outstanding reinsurance recoverables of $9,150.1;

  •
  for reinsurers rated B++ or lower, security of $5.6 against outstanding reinsurance recoverables of $74.5;

  •
  for unrated reinsurers, security of $726.9 against outstanding reinsurance recoverables of $1,101.8; and

  •
  for pools and associations, security of $7.0 against outstanding reinsurance recoverables of $362.4.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $155.6 at December 31, 2020 related to net unsecured reinsurance recoverable of $443.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers, and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2020.

The company's reinsurance security staff, with their expertise in analyzing and managing credit risk, are responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring the reinsurance recoverable by reinsurer, by operating company and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $172.9 (2019 – pre-tax benefit of $323.4). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $821.0 (2019 – $652.3); losses on claims ceded to reinsurers of $2,842.3 (2019 – $3,069.6); and net recovery of uncollectible reinsurance of $3.3 (2019 – net provision for uncollectible reinsurance of $17.2).

Year ended December 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Total	Run-off	Inter- company	Consolidated
Reinsurers' share of premiums earned	179.8	535.1	548.8	15.0	661.5	1,496.0	212.7	595.8	4,244.7	(11.3)	(323.3)	3,910.1
Pre-tax benefit (cost) of ceded reinsurance	(62.4)	146.4	94.8	(13.1)	(94.9)	(79.7)	(75.0)	(166.4)	(250.3)	124.4	(47.0)	(172.9)

Year ended December 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Total	Run-off	Inter- company	Consolidated
Reinsurers' share of premiums earned	170.6	385.4	490.2	11.7	607.8	1,194.1	203.2	544.2	3,607.2	76.1	(302.0)	3,381.3
Pre-tax benefit (cost) of ceded reinsurance	(21.3)	57.6	41.5	(12.5)	(156.6)	(81.2)	(35.0)	306.6	99.1	177.2	47.1	323.4
(1)
Allied World includes reinsurers' share of premiums earned of $90.1 and pre-tax cost of ceded reinsurance of $24.7 related to the Allied World loss portfolio transfer as described in the Allied World section of this MD&A.

Reinsurers' share of premiums earned increased to $3,910.1 in 2020 from $3,381.3 in 2019, primarily reflecting increases at Allied World and Odyssey Group due to higher business volumes.

Commissions earned on reinsurers' share of premiums earned increased to $821.0 in 2020 from $652.3 in 2019, primarily due to increases at Allied World and Odyssey Group commensurate with the increase in reinsurers' share of premiums earned.

Reinsurers' share of losses on claims decreased to $2,842.3 in 2020 from $3,069.6 in 2019, primarily due to decreases at Fairfax Latam (reflecting losses ceded to reinsurers in 2019 related to the Chilean Riots) and Run-off (reflecting reinsurers' share of the losses assumed in 2019 pursuant to the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A). This was partially offset by an increase in reinsurers' share of losses on claims at Odyssey Group, Allied World and Crum & Forster (primarily reflecting higher business volumes) and reinsurers' share of COVID-19 losses (primarily at Brit and Bryte).

The use of reinsurance in 2020 decreased cash provided by operating activities by approximately $1,048 (2019 – $626) primarily reflecting the timing of premiums paid to reinsurers in each of 2020 and 2019 which was earlier than the collection of reinsurance on claims paid.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the insurance and reinsurance operations, Run-off, Fairfax India and Fairfax Africa (up until its deconsolidation on December 8, 2020). Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company's Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company's Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
(1)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $195.4 at December 31, 2020 (December 31, 2019 – $175.6, December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements.

(6)
Increases primarily related to Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off's portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Investments per share increased by $195.53 to $1,649.24 at December 31, 2020 from $1,453.71 at December 31, 2019 primarily reflecting the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A and the impact of the company's net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids). The company's common shares effectively outstanding decreased to 26,176,506 at December 31, 2020 from 26,831,069 at December 31, 2019. Since 1985, investments per share has compounded at a rate of 18.2% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance and reinsurance operations and Run-off. Interest and dividends on holding company cash and investments was $33.7 in 2020 (2019 – $29.3) prior to giving effect to income earned on long equity total return swaps of $22.1 (2019 – $3.6). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
(1)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company's Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off's portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends decreased to $769.2 in 2020 from $880.2 in 2019, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.

The company's pre-tax interest and dividends yield decreased from 2.19% in 2019 to 1.87% in 2020 and the company's after-tax interest and dividends yield decreased from 1.61% in 2019 to 1.38% in 2020. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $0.9 (2019 – $11.1) and income earned from long equity total return swaps of $29.0 (2019 – $9.3), interest and dividends in 2020 of $739.3 (2019 – $859.8) produced a pre-tax yield of 1.80% (2019 – 2.14%), with the year-over-year decrease primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

In 2020 income earned from long equity total return swaps increased to $29.0 in 2020 from $9.3 in 2019 primarily related to the company entering into $1,906.9 notional amounts of long equity total return swaps on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020.

    Share of Profit (Loss) of Associates

Share of loss of associates of $112.8 in 2020 compared to share of profit of associates of $169.6 in 2019 principally reflected decreased share of profit of IIFL Finance as the company recognized its share of IIFL Finance's spin-off distribution gain in 2019, decreased share of profit of Eurolife, share of loss of Bangalore Airport (compared to share of profit in 2019) and share of loss of Sanmar, partially offset by share of profit of RiverStone Barbados, decreased share of loss of APR Energy and increased share of profit of Atlas.

Share of loss of associates in 2020 included non-cash impairment charges of $240.3 principally related to investments in Quess of $98.3, Resolute of $56.5, Atlas Mara of $35.0 and Astarta of $26.3. Share of profit of associates in 2019 included non-cash impairment charges of $211.2 principally reflecting $190.6 recognized by Thomas Cook India on the non-cash spin-off of its Quess shares to its minority shareholders that was fully attributable to non-controlling interests and $10.1 on the investment in Astarta.

Share of profit (loss) of associates by reporting segment in 2020 and 2019 were comprised as shown in the following tables:

Year ended December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Insurance and reinsurance:
RiverStone Barbados	–	2.3	1.9	–	–	–	–	–	4.2	2.0	–	106.8	113.0
Digit	–	–	–	–	–	–	8.8	–	8.8	–	–	–	8.8
Eurolife	–	–	–	–	–	–	–	–	–	–	–	6.1	6.1
BIC Insurance	–	–	–	–	–	–	3.7	–	3.7	–	–	–	3.7
Falcon Thailand	–	–	–	–	–	–	1.5	–	1.5	–	–	–	1.5
Singapore Re	–	0.2	–	–	–	–	0.3	–	0.5	–	–	–	0.5
Thai Re	–	(0.8)	(1.3)	(1.9)	–	–	–	–	(4.0)	(7.0)	–	(1.9)	(12.9)
Other	–	–	–	–	2.0	–	–	–	2.0	5.8	–	(9.2)	(1.4)

	–	1.7	0.6	(1.9)	2.0	–	14.3	–	16.7	0.8	–	101.8	119.3

Non-insurance:
India
IIFL Finance	0.3	0.1	2.7	–	0.3	0.5	0.2	–	4.1	0.3	14.9	0.6	19.9
Seven Islands	–	–	–	–	–	–	–	–	–	–	17.8	–	17.8
CSB Bank	–	–	–	–	–	–	–	–	–	–	14.1	–	14.1
IIFL Securities	0.2	–	1.4	–	0.1	0.2	0.1	–	2.0	0.1	7.4	0.3	9.8
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	(30.5)	–	(30.5)
Sanmar	–	–	–	–	–	–	–	–	–	–	(48.6)	–	(48.6)
Quess(1)	–	–	(0.4)	–	–	(0.1)	–	–	(0.5)	(0.1)	(3.6)	(120.4)	(124.6)
Other	–	–	–	–	–	–	–	–	–	–	0.1	–	0.1

	0.5	0.1	3.7	–	0.4	0.6	0.3	–	5.6	0.3	(28.4)	(119.5)	(142.0)

Africa
AFGRI	–	–	–	–	–	–	–	–	–	–	(18.4)	–	(18.4)
Atlas Mara(1)	–	–	–	–	–	–	–	–	–	–	(31.3)	–	(31.3)
Other	–	–	–	–	–	–	–	–	–	–	(24.5)	–	(24.5)

	–	–	–	–	–	–	–	–	–	–	(74.2)	–	(74.2)

Agriculture
Farmers Edge	(2.8)	–	(2.2)	(2.3)	(1.2)	(2.9)	–	(10.4)	(21.8)	–	–	–	(21.8)
Astarta(1)	–	(6.0)	(5.8)	(3.5)	(5.6)	–	–	(2.1)	(23.0)	(1.5)	–	(3.5)	(28.0)

	(2.8)	(6.0)	(8.0)	(5.8)	(6.8)	(2.9)	–	(12.5)	(44.8)	(1.5)	–	(3.5)	(49.8)

Real estate
KWF LPs	(5.2)	(7.5)	0.2	–	(0.6)	–	–	–	(13.1)	(4.8)	–	–	(17.9)
Other	–	0.3	–	–	0.7	(0.2)	–	–	0.8	–	–	(1.0)	(0.2)

	(5.2)	(7.2)	0.2	–	0.1	(0.2)	–	–	(12.3)	(4.8)	–	(1.0)	(18.1)

Other
Atlas (formerly Seaspan)	–	50.6	6.8	2.6	10.2	30.2	–	3.4	103.8	11.8	–	0.8	116.4
Peak Achievement	7.9	3.0	–	2.3	8.7	12.3	–	–	34.2	–	–	–	34.2
EXCO	(1.4)	(1.5)	(0.2)	(0.1)	(0.6)	–	–	(0.5)	(4.3)	(0.2)	–	(0.1)	(4.6)
Eurobank	–	(4.4)	(1.3)	–	(0.9)	(1.4)	–	(1.4)	(9.4)	–	–	(2.5)	(11.9)
APR Energy	–	(1.6)	(2.0)	(1.4)	(1.8)	(2.0)	–	(1.2)	(10.0)	(3.6)	–	–	(13.6)
Resolute(1)	(5.0)	–	(8.3)	1.1	(4.8)	(1.0)	–	(2.7)	(20.7)	(12.5)	–	(23.8)	(57.0)
Other	3.0	(6.9)	(6.3)	(1.0)	0.1	–	–	(1.5)	(12.6)	(1.5)	2.4	0.2	(11.5)

	4.5	39.2	(11.3)	3.5	10.9	38.1	–	(3.9)	81.0	(6.0)	2.4	(25.4)	52.0

	(3.0)	26.1	(15.4)	(2.3)	4.6	35.6	0.3	(16.4)	29.5	(12.0)	(100.2)	(149.4)	(232.1)

Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	(112.8)

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Insurance and reinsurance:
Eurolife	–	–	–	–	–	–	–	–	–	–	–	154.8	154.8
Singapore Re	–	1.0	–	–	–	–	2.2	–	3.2	–	–	–	3.2
BIC Insurance	–	–	–	–	–	–	2.7	–	2.7	–	–	–	2.7
Falcon Thailand	–	–	–	–	–	–	0.5	–	0.5	–	–	–	0.5
Digit	–	–	–	–	–	–	(7.6)	–	(7.6)	–	–	–	(7.6)
Thai Re	–	(1.9)	(0.9)	(2.7)	–	–	–	–	(5.5)	(10.2)	–	0.7	(15.0)
Other	–	–	–	–	0.3	–	–	–	0.3	–	–	7.6	7.9

	–	(0.9)	(0.9)	(2.7)	0.3	–	(2.2)	–	(6.4)	(10.2)	–	163.1	146.5

Non-insurance:
India
IIFL Finance(2)	3.2	0.7	27.4	–	2.7	4.6	2.1	1.1	41.8	7.4	148.6	1.1	198.9
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	30.8	–	30.8
Seven Islands	–	–	–	–	–	–	–	–	–	–	3.0	–	3.0
IIFL Securities	0.1	–	0.2	–	–	–	–	–	0.3	0.1	1.2	–	1.6
CSB Bank	–	–	–	–	–	–	–	–	–	–	(4.0)	–	(4.0)
Quess(3)	–	–	–	–	–	–	–	–	–	–	(183.2)	–	(183.2)
Other	–	–	–	–	–	–	–	–	–	–	(0.3)	–	(0.3)

	3.3	0.7	27.6	–	2.7	4.6	2.1	1.1	42.1	7.5	(3.9)	1.1	46.8

Africa
AFGRI	–	–	–	–	–	–	–	–	–	–	19.5	–	19.5
Atlas Mara	–	–	–	–	–	–	–	–	–	–	(54.0)	–	(54.0)
Other	–	–	–	–	–	–	–	–	–	–	(6.6)	–	(6.6)

	–	–	–	–	–	–	–	–	–	–	(41.1)	–	(41.1)

Agriculture
Astarta	–	(5.0)	(3.5)	(2.1)	(3.9)	–	–	(2.0)	(16.5)	(1.8)	–	(0.8)	(19.1)
Farmers Edge	(5.4)	(2.6)	(4.3)	(4.6)	(2.3)	(5.7)	–	(15.0)	(39.9)	–	–	–	(39.9)

	(5.4)	(7.6)	(7.8)	(6.7)	(6.2)	(5.7)	–	(17.0)	(56.4)	(1.8)	–	(0.8)	(59.0)

Real estate
KWF LPs(4)	(3.1)	56.3	0.1	–	(0.3)	–	–	–	53.0	(3.2)	–	–	49.8
Other	–	–	–	–	–	5.3	–	–	5.3	–	(0.9)	(10.2)	(5.8)

	(3.1)	56.3	0.1	–	(0.3)	5.3	–	–	58.3	(3.2)	(0.9)	(10.2)	44.0

Other
Atlas (formerly Seaspan)(5)	–	15.1	9.4	1.0	7.6	22.4	–	5.2	60.7	11.4	–	11.7	83.8
EXCO	6.4	6.9	0.8	0.6	2.6	–	–	2.2	19.5	1.7	–	0.4	21.6
Resolute	(0.5)	–	(0.8)	(1.3)	(0.6)	(0.4)	–	(0.3)	(3.9)	(1.0)	–	–	(4.9)
Peak Achievement	(1.2)	(0.5)	–	(0.3)	(1.3)	(1.8)	–	–	(5.1)	–	–	–	(5.1)
APR Energy	–	(13.9)	(8.6)	(5.6)	(7.5)	(8.2)	–	(5.0)	(48.8)	(7.9)	–	(0.3)	(57.0)
Other	1.6	(1.0)	(0.7)	(1.4)	0.3	(2.9)	–	0.1	(4.0)	(2.8)	0.7	0.1	(6.0)

	6.3	6.6	0.1	(7.0)	1.1	9.1	–	2.2	18.4	1.4	0.7	11.9	32.4

	1.1	56.0	20.0	(13.7)	(2.7)	13.3	2.1	(13.7)	62.4	3.9	(45.2)	2.0	23.1

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	169.6

See note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2020 for details of transactions described below:

(1)
During 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute, Atlas Mara and Astarta of $98.3, $56.5, $35.0 and $26.3 respectively.

(2)
During 2019 the company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities.

(3)
Prior to the non-cash spin-off of its Quess shares as a return of capital, Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6 that was fully attributed to non-controlling interests in 2019.

(4)
During 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated.

(5)
During 2019 the company recorded share of profit of Seaspan of $83.8, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

    Net Gains (Losses) on Investments

Net gains on investments of $313.1 in 2020 (2019 – $1,716.2) was comprised as shown in the following table:

	2020			2019
	Net realized gains (losses)(1)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(2)	238.3	(213.6)	24.7	545.4	370.5	915.9
Preferred stocks – convertible	–	4.4	4.4	–	0.9	0.9
Bonds – convertible	9.4	134.0	143.4	(4.4)	5.8	1.4
Disposition of non-insurance associates(3)(4)	8.6	–	8.6	0.7	–	0.7
Deconsolidation of non-insurance subsidiary(5)(6)	(61.5)	–	(61.5)	171.3	–	171.3
Other equity derivatives(7)(8)(9)	215.1	54.2	269.3	79.1	110.7	189.8
Other	(17.0)	–	(17.0)	–	–	–

Long equity exposures	392.9	(21.0)	371.9	792.1	487.9	1,280.0
Short equity exposures(8)	(703.9)	175.3	(528.6)	(20.7)	(37.1)	(57.8)

Net equity exposure and financial effects	(311.0)	154.3	(156.7)	771.4	450.8	1,222.2
Bonds(10)(11)	102.7	459.5	562.2	(55.2)	252.3	197.1
Preferred stocks(12)	–	5.6	5.6	(23.4)	396.4	373.0
CPI-linked derivatives	(300.0)	286.1	(13.9)	(14.1)	1.8	(12.3)
U.S. treasury bond forward contracts	(103.0)	1.0	(102.0)	(119.3)	32.6	(86.7)
Other derivatives	(59.0)	26.1	(32.9)	22.7	(111.3)	(88.6)
Foreign currency	(65.7)	121.3	55.6	(3.4)	(60.3)	(63.7)
Disposition of insurance and reinsurance associate(13)	–	–	–	10.2	–	10.2
Other	(14.5)	9.7	(4.8)	22.9	142.1	165.0

Net gains (losses) on investments	(750.5)	1,063.6	313.1	611.8	1,104.4	1,716.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	97.5	(30.7)	66.8	21.4	67.4	88.8
U.S. states and municipalities	3.9	17.8	21.7	52.5	6.9	59.4
Corporate and other	1.3	472.4	473.7	(129.1)	178.0	48.9

	102.7	459.5	562.2	(55.2)	252.3	197.1

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020 for details of 2020 transactions described below:

(1)
Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020.

(2)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(3)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.

(4)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction.

(5)
On December 8, 2020 Fairfax Africa was deconsolidated and an equity accounted investment in HFP was recognized, resulting in a net realized loss of $61.5 (inclusive of foreign currency translation losses of $26.9 recycled from accumulated other comprehensive income to the consolidated statement of earnings).

(6)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.

(7)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and options.

(8)
Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term investment strategy are presented in net change in unrealized gains (losses).

(9)
Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Atlas warrants and debentures in January 2019.

(10)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(11)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years).

(12)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares.

(13)
On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects:    Net equity exposure and financial effects excludes the company's insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2020 the company's net equity exposure (long equity exposures net of short equity exposures) produced net losses of $156.7 (2019 – net gains of $1,222.2). Net gains on long equity exposures of $371.9 in 2020 were primarily comprised of net gains on long equity total return swaps ($325.6), net gains on convertible bonds ($143.4) and net gains on common stocks ($24.7), partially offset by a non-cash loss recorded on deconsolidation of Fairfax Africa ($61.5) and net losses on equity warrants and options ($56.3).

The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at December 31, 2020 (December 31, 2019 – original notional amount of $194.4). The company's short equity exposures produced net losses in 2020 of $528.6 (2019 – $57.8). During 2020 the company closed out $898.4 notional amount of short equity total return swaps and recognized net losses on investments of $528.6 (realized losses of $703.9, of which $175.3 was recognized as unrealized losses in prior years).

Bonds:    Net gains on bonds in 2020 of $562.2 were primarily comprised of net gains on corporate and other bonds ($473.7), India government bonds ($22.9), U.S. state and municipal bonds ($21.7) and U.S. treasury bonds ($18.5). Net gains on bonds in 2019 of $197.1 were primarily comprised of net gains on U.S. state and municipal bonds ($59.4), U.S. treasury bonds ($58.7), corporate and other bonds ($48.9, inclusive of net losses on EXCO bonds and net gains on Sanmar bonds) and India government bonds ($21.6).

To economically hedge its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2020 the company recorded net losses of $102.0 (2019 – $86.7) on its U.S. treasury bond forward contracts.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2020 the company recorded net losses of $13.9 (2019 – $12.3) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with a notional amount of $27.2 billion (2019 – $1.8 billion) matured. Refer to note 7 (Derivatives, under the heading "CPI-linked derivatives") to the company's consolidated financial statements for the year ended December 31, 2020 for details.

Foreign currency:    Net gains on foreign currency in 2020 of $55.6 primarily reflected foreign currency net gains on investing activities of $105.4 (principally related to euro and Canadian dollar denominated investments as those currencies strengthened relative to the U.S. dollar), partially offset by net losses on foreign currency contracts of $33.0 and underwriting activities of $16.8. Net losses on foreign currency in 2019 of $63.7 primarily related to foreign currency net losses on investing activities of $68.0 (principally related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies), partially offset by foreign currency net gains on underwriting activities of $5.6.

Net gains (losses) on investments by reporting segment:    Net gains (losses) on investments by reporting segment in 2020 and 2019 were comprised as follows:

Year ended December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Long equity exposures(1)(2)	71.5	76.1	61.5	(28.7)	(41.6)	24.4	10.7	(45.0)	128.9	(114.5)	(17.2)	374.7	371.9
Short equity exposures(1)	–	(231.7)	(274.8)	–	–	–	–	(13.0)	(519.5)	(9.1)	–	–	(528.6)
Bonds(1)	25.9	158.3	110.7	(10.6)	70.6	208.3	5.3	26.9	595.4	23.2	(38.3)	(18.1)	562.2
Preferred stocks	(0.6)	1.4	0.2	0.1	0.2	0.6	4.5	(0.8)	5.6	–	–	–	5.6
CPI-linked derivatives	(2.5)	(6.3)	(0.6)	(1.4)	(2.0)	–	–	(2.8)	(15.6)	2.0	–	(0.3)	(13.9)
U.S treasury bond forward contracts	–	(19.3)	(49.1)	(23.9)	(3.1)	–	–	–	(95.4)	(6.7)	–	0.1	(102.0)
Foreign currency	(7.5)	10.0	8.2	5.1	7.1	20.6	(10.7)	8.7	41.5	7.1	(1.4)	8.4	55.6
Other	18.9	(15.4)	(14.3)	(0.5)	(6.8)	(7.9)	2.5	19.0	(4.5)	1.1	(8.7)	(25.6)	(37.7)

Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	313.1

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Long equity exposures(1)(3)	40.6	230.1	78.9	11.7	40.1	104.3	244.9	147.6	898.2	177.9	24.8	179.1	1,280.0
Short equity exposures(1)	–	(19.6)	(28.6)	(0.6)	–	–	–	(3.2)	(52.0)	(5.8)	–	–	(57.8)
Bonds(1)	(44.6)	(5.2)	74.2	24.3	6.4	69.8	5.6	(10.9)	119.6	45.5	50.7	(18.7)	197.1
Preferred stocks(4)	5.5	3.8	3.2	1.4	1.4	6.4	350.9	0.2	372.8	0.2	–	–	373.0
CPI-linked derivatives	2.0	(0.7)	(0.2)	(1.4)	(0.3)	–	–	(8.9)	(9.5)	(0.6)	–	(2.2)	(12.3)
U.S treasury bond forward contracts	–	(3.5)	(43.4)	(12.1)	–	–	–	–	(59.0)	(27.7)	–	–	(86.7)
Foreign currency	(14.8)	(29.0)	6.8	4.3	2.1	15.8	(10.1)	5.2	(19.7)	(15.5)	(16.3)	(12.2)	(63.7)
Other	11.8	(26.4)	(15.7)	(5.1)	12.4	13.9	41.0	(23.8)	8.1	(5.8)	13.4	70.9	86.6

Net gains (losses) on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	1,716.2

(1)
Long equity exposures, short equity exposures and bonds as presented in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

(2)
Includes an aggregate non-cash loss of $61.5 principally at Odyssey Group, Allied World, Zenith National and Brit pursuant to the deconsolidation of Fairfax Africa as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

(3)
Includes a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years) on the disposition of the company's remaining 9.9% equity interest in ICICI Lombard at Fairfax Asia.

(4)
Includes a net unrealized gain of $350.9 on the company's investments in compulsory convertible preferred shares of Digit at Fairfax Asia.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company's inception in 1985. For the years 1986 to 2006, total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2020 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
									Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Consolidated statement of earnings(3)	Other comprehensive income (loss)	Share of profit (loss) of associates
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	–	2,705.0	15.1
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	–	2,918.3	15.0
2009	20,604.2	712.7	–		–	904.3 (4)	1,076.7	–	2,693.7	13.1
2010	22,270.2	711.5	–		–	28.7	–	46.0	786.2	3.5
2011	23,787.5	705.3	–		–	737.7	–	1.8	1,444.8	6.1
2012	25,185.2	409.3	–		–	639.4	–	15.0	1,063.7	4.2
2013	25,454.7	376.9	–		–	(1,579.8)	–	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	–		–	1,682.7	–	105.7	2,192.2	8.6
2015	27,604.4	512.2	–		–	(341.3)	–	172.9	343.8	1.2
2016	28,723.4	555.2	–		–	(1,223.3)	–	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	–		–	1,542.4 (5)	–	200.5	2,301.9	6.8
2018	39,048.0	783.5	–		–	221.3	–	221.1	1,225.9	3.1
2019(6)	40,109.3	880.2	–		–	1,710.6	–	169.6	2,760.4	6.9
2020	41,088.0	769.2	–		–	329.9	–	(112.8)	986.3	2.4

Cumulative from inception		13,437.9	3,887.8			9,010.7		940.7	28,541.1	7.9 (7)

(1)
IFRS basis for 2010 to 2020; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company's underwriting activities since 2008, as presented in the consolidated financial statements.

(4)
Excludes gains on the company's secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the gain of $1,018.6 on the company's sale of First Capital during 2017.

(6)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off's portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Simple average of the total return on average investments for each of the 35 years.

Investment gains have been an important component of the company's financial results since 1985, having contributed an aggregate $13,957.2 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2020, total return on average investments has averaged 7.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2020, 80.3% (December 31, 2019 – 85.3%) of the fixed income portfolio's carrying value was rated investment grade or better, with 27.0% (December 31, 2019 – 47.2%) rated AA or better (primarily consisting of government bonds). At December 31, 2020 the fixed income portfolio included the company's investments in mortgage loans of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada. Refer to note 24 (Financial Risk Management, under the heading "Investments in Debt Instruments") to the consolidated financial statements for the year ended December 31, 2020 for a discussion of the company's exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $335.2 and $624.5 respectively (2019 – $243.6 and $463.3).

The company's exposure to interest rate risk increased during 2020 primarily due to economic disruption caused by the COVID-19 pandemic and also due to net purchases of short to mid-dated high quality corporate bonds of $2,071.9, partially offset by decreased bond holdings, primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for proceeds of $2,521.5 and $626.0, and net sales of India government bonds for net proceeds of $479.6. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. During 2020 the company's equity and equity-related exposure increased, primarily reflecting an increase in the notional amount of long equity total return swaps on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020, the company's equity accounted investment in HFP following the deconsolidation of Fairfax Africa and net unrealized appreciation of common stocks, partially offset by share of loss of associates (which included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta) and the deconsolidation of Fairfax Africa's investments in associates.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-

oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2020 would potentially decrease the company's net earnings by $611.6 and $1,228.8 (December 31, 2019 – 5% and 10%, by $215.1 and $428.8). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

The company's holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2020 and 2019 are summarized by the issuer's primary industry in the table below.

	December 31, 2020(1)(2)	December 31, 2019(1)(2)
Financials and investment funds	6,266.1	5,786.6
Commercial and industrial	3,095.6	2,571.1
Consumer products and other	2,501.2	2,145.1

	11,862.9	10,502.8

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2020 of $195.4 (December 31, 2019 – $175.6).

(2)
Excludes the company's insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company's holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2020 and 2019 are summarized by the issuer's country of domicile in the table below.

	December 31, 2020(1)(2)	December 31, 2019(1)(2)
United States(3)	2,977.6	2,134.6
Canada(3)	2,910.6	1,780.0
India(4)	2,487.9	2,686.0
Greece	1,185.0	1,174.4
Netherlands	486.5	704.1
Egypt	290.7	395.2
Singapore	191.2	143.0
China	157.5	145.0
United Kingdom	143.9	399.2
Brazil	86.7	65.3
Nigeria	74.2	71.2
Japan	62.6	51.6
Germany	46.6	35.2
Hong Kong	45.5	65.7
Thailand	42.1	45.2
Kuwait	30.5	41.3
All other	643.8	565.8

	11,862.9	10,502.8

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2020 of $195.4 (December 31, 2019 – $175.6).

(2)
Excludes the company's insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

(3)
The year-over-year increase primarily reflects $1,906.9 notional amount of long equity total return swaps entered into on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020.

(4)
Principally held by Fairfax India, in which the company has a 28.0% economic ownership interest and the remaining 72.0% is held by non-controlling interests.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to net derivative counterparty risk at December 31, 2020 was estimated to be $83.4 (December 31, 2019 – $53.7).

Refer to note 24 (Financial Risk Management, under the heading "Credit Risk – Counterparties to Derivative Contracts") to the consolidated financial statements for the year ended December 31, 2020 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses and provision for unearned premiums) and insurance contract payables, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting loss (profit) as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

The following table presents the accumulated float and the cost (benefit) of generating that float for the company's insurance and reinsurance operations. The average float from those operations increased by 7.5% in 2020 to $21,668.1, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2016	575.9	13,986.5	(4.1)%	1.9%
2017	(641.5)	17,200.9	3.8%	2.3%
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
Weighted average since inception			0.1%	3.2%
Fairfax's weighted average net benefit of float since inception:			(3.1)%
(1)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Underwriting profit (loss) of the insurance and reinsurance subsidiaries for 2020 and 2019 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

Consolidated year-end float for the most recent five years was comprised as follows:

	Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Consolidated
2016	1,650.3	4,093.9	2,854.8	1,232.6	2,806.1	–	512.0	900.8	14,050.5	2,808.5	16,859.0
2017	1,786.2	4,531.0	2,888.7	1,236.6	3,079.5	5,459.1	240.6	1,129.5	20,351.2	2,573.1	22,924.3
2018	1,694.1	4,670.3	2,887.6	1,200.4	2,792.3	5,082.5	242.4	1,098.4	19,668.0	3,050.1	22,718.1
2019	1,869.0	5,100.5	3,032.8	1,141.6	3,043.0	5,115.9	253.1	1,075.2	20,631.1	1,747.4	22,378.5
2020	2,082.0	5,858.0	3,288.1	1,145.8	3,231.9	5,744.3	252.2	1,102.7	22,705.0	1,572.8	24,277.8

During 2020 the company's consolidated float increased by $1,899.3 to $24,277.8. A comparison of 2020 to 2019 year-end float for each of the insurance and reinsurance and Run-off reporting segments in the table above is as follows:

Northbridge's float increased by 11.4% (increased by 9.4% in Canadian dollar terms) primarily due to increases in provision for unearned premiums and provision for losses and loss adjustment expenses and the impact of the weakening of the U.S. dollar relative to the Canadian dollar, partially offset by higher insurance contract receivables. The increase in provision for unearned premiums and insurance contract receivables primarily reflected increased business volumes. The increase in provision for losses and loss adjustment expenses primarily reflected the timing of claim settlements.

Odyssey Group's float increased by 14.9% primarily due to increases in provision for losses and loss adjustment expenses, provision for unearned premiums and insurance contract payables (principally related to payables to reinsurers), partially offset by an increase in recoverable from reinsurers and insurance contracts receivables. The increase in provision for losses and loss adjustment expenses primarily reflected increased business volumes and the associated losses and foreign exchange movements, partially offset by favourable prior year reserve development. The increases in provision for unearned premiums and insurance contract receivables primarily reflected higher business volumes.

Crum & Forster's float increased by 8.4% primarily reflecting increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increases in recoverable from reinsurers and insurance contract receivables. The increase in provision for losses and loss adjustment expenses primarily reflected increased business volumes and the associated losses, current period catastrophe losses and COVID-19 losses. The increase in recoverable from reinsurers reflected an increase in the provision for losses and loss adjustment expenses which are reinsured. The increases in provision for unearned premiums and insurance contract receivables principally reflected increased business volumes.

Zenith National's float modestly increased by 0.4% principally reflecting higher insurance contract payables related to estimated policyholder refund liabilities as a result of lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by a decrease in provision for losses and loss adjustment expenses primarily due to favourable prior year reserve development.

Brit's float increased by 6.2% primarily due to increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increases in recoverable from reinsurers and insurance contract receivables. The increase in provision for losses and loss adjustment expenses principally reflected COVID-19 losses and current period catastrophe losses, partially offset by favourable prior year reserve development. The increases in provision for unearned premiums reflected growth in core lines of business generated by both price increases and increased business volumes. Recoverable from reinsurers increased reflecting increased ceded losses associated with COVID-19 and current year catastrophe losses.

Allied World's float increased by 12.3% principally as a result of increases in provision for unearned premiums, provision for losses and loss adjustment expenses and a decrease in insurance contract receivables, partially offset by an increase in recoverable from reinsurers. The increase in provision for losses and loss adjustment expenses primarily reflected increased business volumes and the associated losses and COVID-19 losses. The increase in the recoverable from reinsurers reflected the increased use of reinsurance in certain lines of business. The increase in the provision for unearned premiums primarily reflected new business and improved pricing across both the insurance segment and the reinsurance segment. Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Fairfax Asia's float modestly decreased by 0.4% primarily due to a decrease in provision for unearned premiums and an increase in insurance contract receivables, partially offset by a decrease in recoverable from reinsurers. The decrease in provision for unearned premiums principally reflected a decline in business volume at AMAG Insurance (primarily automobile lines of business due to the economic impact of COVID-19). The increase in insurance contract receivables primarily reflects Falcon's increased business volume from its 25% quota share reinsurance participation in the net underwriting result of First Capital's insurance portfolio. The decrease in the recoverable from reinsurers primarily reflected decreases in ceded business volume at Pacific Insurance.

Insurance and Reinsurance – Other's float increased by 2.6% primarily due to an increase in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by higher recoverable from reinsurers and insurance contracts receivables. The increase in provision for losses and loss adjustment expenses principally reflected increased business volumes and the associated losses and COVID-19 losses, partially offset by favourable prior year reserve development. The increases in provision for unearned premiums and recoverable from reinsurers principally reflected growth in business at Group Re, Fairfax Latin America (Fairfax Brasil) and Fairfax CEE (Polish Re and ARX Insurance), partially offset by reduced premium retention at Fairfax Latam and reduced business volumes at Fairfax Latam (primarily at Southbridge Colombia).

Run-off's float decreased by 10.0% primarily due to a decrease in provision for losses and loss adjustment expenses reflecting U.S. Run-off's continued progress settling its claims liabilities, partially offset by adverse prior year development on asbestos reserves.

Float, average float and cost (benefit) of float are performance measures that are calculated using amounts presented in the consolidated financial statements. Consolidated float was calculated using amounts presented on the consolidated balance sheets at December 31 as follows:

	December 31, 2020	December 31, 2019
Insurance contract payables	2,964.0	2,591.0
Insurance contract liabilities	39,206.8	35,722.6
Insurance contract receivables	(5,816.1)	(5,435.0)
Deferred premium acquisition costs	(1,543.7)	(1,344.3)
Recoverable from reinsurers	(10,533.2)	(9,155.8)

	24,277.8	22,378.5

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2020		2019		2018		2017		2016
Consolidated
Holding company cash and investments (net of derivative obligations)	1,229.4		975.2		1,550.6		2,356.9		1,329.4

Borrowings – holding company	5,580.6		4,117.3		3,859.5		3,475.1		3,472.5
Borrowings – insurance and reinsurance companies	1,033.4		1,039.6		995.7		1,373.0		435.5
Borrowings – non-insurance companies	2,200.0		2,075.7		1,625.2		1,566.0		859.6

Total debt	8,814.0		7,232.6		6,480.4		6,414.1		4,767.6

Net debt(1)	7,584.6		6,257.4		4,929.8		4,057.2		3,438.2

Common shareholders' equity	12,521.1		13,042.6		11,779.3		12,475.6		8,484.6
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5		1,335.5
Non-controlling interests	3,670.7		3,529.1		4,250.4		4,600.9		2,000.0

Total equity	17,527.3		17,907.2		17,365.2		18,412.0		11,820.1

Net debt/total equity	43.3%		34.9%		28.4%		22.0%		29.1%
Net debt/net total capital(2)	30.2%		25.9%		22.1%		18.1%		22.5%
Total debt/total capital(3)	33.5%		28.8%		27.2%		25.8%		28.7%
Interest coverage(4)	1.6	x	6.5	x	3.5	x	7.1	x	n/a
Interest and preferred share dividend distribution coverage(5)	1.4	x	5.7	x	3.0	x	6.0	x	n/a

	December 31,
	2020		2019		2018		2017		2016
Excluding consolidated non-insurance companies
Holding company cash and investments (net of derivative obligations)	1,229.4		975.2		1,550.6		2,356.9		1,329.4

Borrowings – holding company	5,580.6		4,117.3		3,859.5		3,475.1		3,472.5
Borrowings – insurance and reinsurance companies	1,033.4		1,039.6		995.7		1,373.0		435.5

Total debt	6,614.0		5,156.9		4,855.2		4,848.1		3,908.0

Net debt(1)	5,384.6		4,181.7		3,304.6		2,491.2		2,578.6

Common shareholders' equity	12,521.1		13,042.6		11,779.3		12,475.6		8,484.6
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5		1,335.5
Non-controlling interests	1,831.8		1,544.6		1,437.1		1,725.9		523.5

Total equity	15,688.4		15,922.7		14,551.9		15,537.0		10,343.6

Net debt/total equity	34.3%		26.3%		22.7%		16.0%		24.9%
Net debt/net total capital(2)	25.6%		20.8%		18.5%		13.8%		20.0%
Total debt/total capital(3)	29.7%		24.5%		25.0%		23.8%		27.4%
Interest coverage(4)(6)	3.3	x	9.8	x	3.2	x	8.0	x	n/a
Interest and preferred share dividend distribution coverage(5)(6)	2.7	x	7.9	x	2.6	x	6.5	x	n/a
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess.

Borrowings – holding company increased by $1,463.3 to $5,580.6 at December 31, 2020 from $4,117.3 at December 31, 2019, primarily reflecting $700.0 drawn on the company's credit facility (as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment), the issuance on April 29, 2020 of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030, and the unfavourable impact of foreign exchange on the holding company's Euro and Canadian dollar denominated borrowings of $113.8. Significant cash movements at the holding company during 2020 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". Subsequent to December 31, 2020, the company completed offerings of $671.6 (Cdn$850.0) and $600.0 principal amounts of unsecured senior notes due 2031 and made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021. The company also announced redemptions of its unsecured senior notes due 2022 and 2023 with principal amounts of $350.1 (Cdn$446.0) and $314.0 (Cdn$400.0).

Borrowings – insurance and reinsurance companies decreased by $6.2 to $1,033.4 at December 31, 2020 from $1,039.6 at December 31, 2019, primarily reflecting Brit's payment of $10.0 on its revolving credit facility.

Borrowings – non-insurance companies increased by $124.3 to $2,200.0 at December 31, 2020 from $2,075.7 at December 31, 2019, primarily reflecting the consolidation of the borrowings of Horizon North (by Dexterra) and Farmers Edge and increased borrowings at non-insurance companies to support their operations should it be needed as a result of the effects of the COVID-19 pandemic, partially offset by the deconsolidation of Fairfax Africa's borrowings.

Common shareholders' equity decreased to $12,521.1 at December 31, 2020 from $13,042.6 at December 31, 2019, primarily reflecting the payments of common and preferred share dividends ($319.7), purchases of subordinate voting shares for use in share-based payment awards ($137.9) and for cancellation ($100.9), other comprehensive loss ($115.4, principally comprised of net unrealized foreign currency translation losses on foreign operations ($231.0) and net losses on defined benefit plans ($66.0), partially offset by net unrealized foreign currency translation losses reclassified to net earnings ($188.7)) and other net change in capitalization ($113.9), partially offset by net earnings attributable to shareholders of Fairfax ($218.4). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Non-controlling interests increased to $3,670.7 at December 31, 2020 from $3,529.1 at December 31, 2019, primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's Non-insurance subsidiaries ($340.4), a third party's investment in Brit's subsidiary Ki Insurance ($124.4), the acquisition of Horizon North on May 29, 2020 ($103.3) and Eurolife's investment in a Fairfax consolidated internal investment fund ($93.7), partially offset by the acquisition of the minority interest in Brit ($189.6), non-controlling interests' share of net loss ($181.0), the deconsolidation of Fairfax Africa and dividends paid to minority shareholders ($165.6). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

The changes in borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 30.2% at December 31, 2020 from 25.9% at December 31, 2019, primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased borrowings by holding company and non-insurance companies (as described in the preceding paragraphs), partially offset by increased holding company cash and investments. The consolidated total debt/total capital ratio increased to 33.5% at December 31, 2020 from 28.8% at December 31, 2019, primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in total debt and non-controlling interests, partially offset by decreased common shareholders' equity).

The company believes that holding company cash and investments, net of derivative obligations, at December 31, 2020 of $1,229.4 (December 31, 2019 – $975.2) provides adequate liquidity to meet the holding company's known commitments in 2021. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2021.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is presented for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2020	2019	2018	2017	2016
Insurance and Reinsurance
Northbridge (Canada)	1.3	1.4	1.2	1.0	0.9
Odyssey Group (U.S.)	0.8	0.7	0.7	0.6	0.5
Crum & Forster (U.S.)	1.7	1.7	1.5	1.4	1.5
Zenith National (U.S.)	1.2	1.4	1.5	1.5	1.5
Brit	1.1	1.3	1.4	1.4	1.3
Allied World(1)	0.7	0.6	0.8	0.9	–
Fairfax Asia(2)	0.4	0.5	0.4	0.4	0.4
Other	1.1	1.1	1.1	0.8	0.7
Industry
Canadian insurance industry	1.3	1.2	1.1	1.1	1.0
U.S. insurance industry	0.7	0.7	0.8	0.7	0.7
(1)
The 2020, 2019, 2018 and 2017 ratios presented for Allied World include its U.S. GAAP equity of $4,377.4, $4,136.1, $2,817.3 and $2,523.8 at December 31, 2020, 2019, 2018 and 2017 respectively. The 2017 ratio presented for Allied World includes net premiums written by Allied World prior to its acquisition by the company on July 6, 2017.

(2)
Total equity excludes certain holding company investments.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2020 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.0 times (December 31, 2019 – 3.1 times) the authorized control level, except for TIG Insurance which had at least 2.3 times (December 31, 2019 – 2.0 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2020 Northbridge's subsidiaries had a weighted average MCT ratio of 208% (December 31, 2019 – 204%) of the minimum statutory capital required.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2020 and 2019 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2020 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,881.3 (December 31, 2019 – $1,576.6). This represented a surplus of $341.0 (December 31, 2019 – $348.8) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $210.0 (December 31, 2019 – $210.0).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2020 and 2019.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2020 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Northbridge Financial Corporation(1)	A	A-	A3	A
Odyssey Group Holdings, Inc.(1)	A	A-	A2	–
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Brit Limited(2)	A	A+	–	–
Allied World Assurance Company Holdings, Ltd(1)	A	A-	A3	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Wentworth Insurance Company Ltd.	A	–	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

    Book Value Per Share

Common shareholders' equity at December 31, 2020 of $12,521.1 or $478.33 per basic share compared to $13,042.6 or $486.10 per basic share at December 31, 2019, representing a decrease per basic share in 2020 of 1.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2020; an increase of 0.6% adjusted to include that dividend). The decrease in book value per basic share was primarily due to the payment in the first quarter of 2020 of the annual common share dividend of $275.7 and unrealized foreign currency translation losses, partially offset by net earnings attributable to shareholders of Fairfax of $218.4 and lower number of common shares effectively outstanding.

During 2020 the number of basic shares decreased primarily as a result of net purchases of 310,692 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 343,871 subordinate voting shares for cancellation. At December 31, 2020 there were 26,176,506 common shares effectively outstanding.

The company has issued common shares and purchased common shares for cancellation in the most recent five years as follows:

Year	Number of subordinate voting shares	Average issue/purchase price per share(1)	Net proceeds/ (purchase cost)
2016 – issuance of shares(2)	1,000,000	$523.50	523.5
2016 – purchase of shares(3)	(30,732)	$458.81	(14.1)
2017 – issuance of shares(4)	5,084,961	$431.94	2,196.4
2017 – purchase of shares(3)	(184,367)	$521.79	(96.2)
2018 – purchase of shares(3)	(187,476)	$494.46	(92.7)
2019 – purchase of shares(3)	(249,361)	$473.21	(118.0)
2020 – purchase of shares(3)	(343,871)	$293.42	(100.9)
(1)
The company calculates average issue price per share as aggregate net proceeds divided by the total number of subordinate voting shares issued, and average purchase price per share as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation. Both measures are calculated for annual periods using amounts presented in the consolidated financial statements.

(2)
Subordinate voting share issuance pursuant to a public offering.

(3)
Subordinate voting shares purchased for cancellation under the terms of the company's normal course issuer bids.

(4)
Subordinate voting share issuance primarily related to the acquisition of Allied World in 2017.

Following the expiry on September 29, 2020 of its then current normal course issuer bid, on September 30, 2020 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2021, to acquire up to 2,455,854 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

    Liquidity

Holding company cash and investments at December 31, 2020 was $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) compared to $975.5 ($975.2 net of $0.3 of holding company derivative obligations) at December 31, 2019.

Significant cash and investment inflows at the holding company during 2020 included the following: net borrowings from the holding company credit facility of $700.0, net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030, the contribution of European Run-off to a joint venture for proceeds of $599.5, and dividends received from the insurance and reinsurance companies of $239.7 (principally from Odyssey Group ($200.0), Zenith National ($27.6), and Northbridge ($11.1)).

Significant cash and investment outflows at the holding company during 2020 included the following: capital contributions of $1,381.4 provided to the insurance and reinsurance subsidiaries to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic, payment of common and preferred share dividends of $319.7, the acquisition of the remaining shares of Brit that the company did not already own for cash consideration of $220.0, purchases of subordinate voting shares for treasury of $137.9 (for use by the company for share-based payment awards) and purchases of subordinate voting shares for cancellation of $100.9. The capital contributions of $1,381.4 provided to the insurance and reinsurance subsidiaries principally related to contributions made to support the capital requirements at Brit ($524.0), Crum & Forster ($405.0), Odyssey Group ($165.1), Run-off ($131.9), and Allied World ($100.0).

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees and disbursements for corporate overhead expenses and interest paid on borrowings. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2020 of $1,229.4 provides adequate liquidity to meet the holding company's known commitments in 2021. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility.

Subsequent to December 31, 2020, the company completed offerings of $671.6 (Cdn$850.0) and $600.0 principal amounts of unsecured senior notes due 2031 and made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021. The company also announced redemptions of its unsecured senior notes due 2022 and 2023 with principal amounts of $350.1 (Cdn$446.0) and $314.0 (Cdn$400.0). For details refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

The holding company's known significant commitments for 2021 consist of payment of a common share dividend of $272.1 ($10.00 per common share, paid in January 2021), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

During 2020 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $3,013.3 primarily reflecting the reinvestment of net proceeds from sales and maturities of U.S. treasury and Canadian government bonds into U.S. treasury short term investments, partially offset by the deconsolidation of cash and cash equivalents at Fairfax Africa.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2020 the insurance and reinsurance subsidiaries paid net cash of $628.6 (2019 – received net cash of $30.7) in connection with long and short equity total return swaps (excluding the impact of collateral requirements).

The non-insurance companies have principal repayments coming due in 2021 of $1,309.2 primarily related to AGT's senior notes and credit facilities, Fairfax India's secured term loan, and the maturity of certain convertible debentures. Subsequent to December 31, 2020, AGT extended the maturity on its senior credit facility of Cdn$525.0 to January 24, 2022, and Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes on February 26, 2021 and used the net proceeds to repay $500.0 principal amount of its floating rate term loan. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31:

	2020	2019
Operating activities
Cash provided by operating activities before net purchases of investments classified at FVTPL	2,476.0	1,722.1
Net purchases of investments classified at FVTPL	(2,336.2)	(366.7)
Investing activities
Purchases of investments in associates	(29.8)	(772.1)
Sales of investments in associates	139.8	323.8
Purchases of subsidiaries, net of cash acquired	–	(210.1)
Proceeds from sale of insurance subsidiary, net of cash divested	221.7	–
Cash divested on deconsolidation of non-insurance subsidiary	(97.4)	(41.6)
Net purchases of premises and equipment and intangible assets	(273.3)	(319.6)
Net purchases of investment property	(7.8)	(184.4)
Financing activities
Borrowings – holding company and insurance and reinsurance companies	645.0	456.5
Repayments – holding company and insurance and reinsurance companies	(0.3)	(326.7)
Net borrowings – holding company revolving credit facility	700.0	–
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities	(10.0)	132.1
Borrowings – non-insurance companies	107.8	302.7
Repayments – non-insurance companies	(82.5)	(308.5)
Net borrowings (repayments) – non-insurance companies' revolving credit facilities and short term loans	60.5	(16.9)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(61.9)	(59.9)
Principal payments on lease liabilities – non-insurance companies	(164.6)	(166.1)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(137.9)	(104.4)
Purchases of subordinate voting shares for cancellation	(100.9)	(118.0)
Issuances of subsidiary shares to non-controlling interests	218.2	44.7
Purchases of subsidiary shares from non-controlling interests	(251.2)	(151.4)
Common and preferred share dividends paid	(319.7)	(323.8)
Dividends paid to non-controlling interests	(165.6)	(197.7)

Increase (decrease) in cash and cash equivalents during the year	529.9	(686.0)

Operating activities for the years ended December 31, 2020 and 2019

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $2,476.0 in 2020 from $1,722.1 in 2019, principally reflecting higher net premium collections, lower net paid losses and lower income taxes paid. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2020 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2020

Sales of investments in associates of $139.8 primarily reflected the sale of Davos Brands and distributions received from the company's associates and joint ventures.

Proceeds from sale of insurance subsidiary, net of cash divested of $221.7 reflected the contribution of European Run-off to a joint venture as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Cash divested on deconsolidation of non-insurance subsidiary of $97.4 primarily reflected the deconsolidation of Fairfax Africa as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Investing activities for the year ended December 31, 2019

Purchases of investments in associates of $772.1 primarily reflected increased investments in Atlas (formerly Seaspan), Sanmar Chemicals Group and CSB Bank (both by Fairfax India).

Sales of investments in associates of $323.8 primarily reflected distributions received from the company's insurance and non-insurance associates and joint ventures (inclusive of the final cash distributions received from the liquidation of the KWF LP that sold investment property in Dublin, Ireland).

Purchases of subsidiaries, net of cash acquired of $210.1 primarily related to the acquisitions of AGT, CIG (by Fairfax Africa), Ambridge Partners (by Brit) and ARX Insurance.

Financing activities for the year ended December 31, 2020

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $645.0 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030.

Net borrowings from holding company revolving credit facility of $700.0 reflected the company's draw on its credit facility as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.

Borrowings – non-insurance companies of $107.8 primarily reflected the net proceeds received from borrowings by Fairfax India's subsidiaries NCML and Privi, and Fairfax Africa's subsidiary CIG (deconsolidated on December 8, 2020).

Purchases of subordinate voting shares for treasury in 2020 of $137.9 were for the company's share-based payment awards.

Issuances of subsidiary shares to non-controlling interests of $218.2 primarily reflected a third party's investment in Brit's newly formed subsidiary Ki Insurance and Eurolife's investment in a Fairfax consolidated internal investment fund.

Purchases of subsidiary shares from non-controlling interests of $251.2 primarily reflected the acquisition of the remaining shares held by Brit's minority shareholder and purchases of common shares made under normal course issuer bids by Fairfax India.

Dividends paid to non-controlling interests of $165.6 primarily reflected dividends paid by Allied World and Brit to their minority shareholders.

Financing activities for the year ended December 31, 2019

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $456.5 primarily reflected the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 and the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024.

Repayments – holding company and insurance and reinsurance companies of $326.7 reflected the company's redemption of its remaining Cdn$395.6 principal amount of unsecured senior notes due 2021.

Net borrowings from revolving credit facilities – insurance and reinsurance companies of $132.1 reflected Brit's additional borrowings on its revolving credit facility.

Borrowings – non-insurance companies of $302.7 primarily reflected the net proceeds received from the issuance of Cdn$250.0 principal amount of secured senior notes due 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India.

Repayments – non-insurance companies of $308.5 primarily reflected AGT's partial repayment of $131.8 (Cdn$175.6) of its Cdn$200.0 principal amount of senior notes due 2021 and Recipe's repayment of its $111.8 (Cdn$150.0) term loan due 2019.

Purchases of subordinate voting shares for treasury in 2019 of $104.4 were for the company's share-based payment awards.

Purchases of subsidiary shares from non-controlling interests of $151.4 primarily reflected purchases of common shares made under the substantial issuer bid by Recipe and under the normal course issuer bids by Fairfax Africa, Recipe and Fairfax India.

Issuance of subsidiary shares to non-controlling interests of $44.7 primarily reflected Eurolife's investment in a Fairfax internal investment fund and the issuance of preferred shares by Boat Rocker.

Dividends paid to non-controlling interests of $197.7 primarily reflected dividends paid by Allied World, Brit, Recipe and Mosaic Capital to their minority shareholders.

    Contractual Obligations

For details of the company's contractual obligations, including the maturity profile of financial liabilities, please see note 24 (Financial Risk Management, under the heading "Liquidity Risk") to the consolidated financial statements for the year ended December 31, 2020.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2020.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2020, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2020, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings of the Canadian Securities Administrators). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2020. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, the company's management, including the CEO and CFO, concluded that, as of December 31, 2020, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2020.

    Significant Accounting Policy Changes

For a detailed description of the company's accounting policies and changes thereto during 2020, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020.

    Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where otherwise specified.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable.

Of the three measurement approaches permitted by IFRS 17, the simplified premium allocation approach for short-duration contracts and the general measurement model are expected to be applicable for substantially all of the company's insurance and reinsurance contracts. The need for current estimates of cash flows, discount rates at each reporting period and additional disclosures in the consolidated financial statements will significantly increase operational complexity and the effort required for the company's consolidated financial reporting. The company has therefore committed considerable time and resources to this project.

The company's adoption of IFRS 17 is progressing as planned. During 2020 the company commenced building and testing information technology systems with a goal of conducting parallel reporting in 2022, and also developed preliminary accounting policies that consider the amendments issued on June 25, 2020. The company will continue the implementation of information technology systems in 2021 and has begun analyzing the financial impacts of IFRS 17 on its consolidated financial statements.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company's issues and risks, including those risks discussed below, can be found in the section entitled "Risk Factors" in the company's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

COVID-19 pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Although the company was able to have its insurance businesses remain open during the pandemic, the businesses of many of the company's insureds have been affected, resulting in increased counterparty risk. The company increased its leverage under its revolving credit facility as it added liquidity support for its insurance and reinsurance companies should it be needed during the pandemic. In addition, the company experienced losses on its equity investment portfolio as well as certain asset impairments, which impacted the company's financial results for the year ended December 31, 2020.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses, investments and employees in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19 including the distribution of vaccines, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.

The slowdown in the global economy as a result of COVID-19 has adversely affected the company's operating segments to varying degrees. Underwriting results in 2020 were negatively affected by COVID-19 losses, primarily from international business interruption exposures and event cancellation coverage, and the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to economic activity. In addition, certain government officials, including U.S. state insurance commissioners, have taken actions to protect consumers and specified classes of workers from hardship caused by COVID-19 which in the aggregate may adversely affect the company's operating results in the near term. While it is likely that certain insurance and reinsurance lines of business may experience increased loss activity due to COVID-19, there are also many that will likely experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience reductions in revenue due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition in future reporting periods.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing and reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising from catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020. For further details about the company's efforts in support of climate change and environmental initiatives, please see the company's Environmental, Social and Governance ("ESG") report which is available at www.fairfax.ca.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2020.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies.

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of the company's subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company's Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company's recent acquisitions and divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company's use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2020.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemic. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company's loss exposure. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company's liquidity and ability to meet its obligations.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity of not less than $9.5 billion, both calculated as defined in the financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain high levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business and investment opportunities. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the effects of social inflation in the United States and the low interest rate environment. The retrocession market continues to experience the significant rate increases due to increased catastrophe activity in recent years. Each of the company's insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms, and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company's insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company's insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company's business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company's financial results by limiting its operating insurance subsidiaries' ability to make investments consistent with the company's total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of "Capital Management") in the consolidated financial statements for the year ended December 31, 2020 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company's business is subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company's business and/or reputation and therefore have a material adverse effect on the company's financial condition and results of operations.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2020.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company's systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage the company's reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company's consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate's fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company's goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company's investments in associates and the results of value-in-use analyses are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2020.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company's deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2020.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company's Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2020
Income	3,159.1	5,065.1	4,992.6	6,578.1	19,794.9
Net earnings (loss)	(1,389.1)	426.3	41.8	958.4	37.4
Net earnings (loss) attributable to shareholders of Fairfax	(1,259.3)	434.9	133.7	909.1	218.4
Net earnings (loss) per share	$(47.38)	$16.00	$4.66	$34.28	$6.59
Net earnings (loss) per diluted share	$(47.38)	$15.26	$4.44	$32.68	$6.29
2019
Income	5,632.6	5,441.3	4,925.9	5,533.0	21,532.8
Net earnings	814.6	579.5	74.4	502.7	1,971.2
Net earnings attributable to shareholders of Fairfax	769.2	494.3	68.6	672.0	2,004.1
Net earnings per share	$28.04	$17.94	$2.13	$24.62	$72.80
Net earnings per diluted share	$26.98	$17.18	$2.04	$23.58	$69.79

Income of $3,159.1 in the first quarter of 2020 decreased from $5,632.6 in the first quarter of 2019 principally reflecting the impact of COVID-19 on the global financial markets with the company reporting significant net losses on investments in the first quarter of 2020 compared to net gains on investments in the first quarter of 2019, share of loss of associates in the first quarter of 2020 (primarily related to non-cash impairments recorded on the company's investments in Quess, Resolute and Astarta) compared to share of profit of associates in the first quarter of 2019 and a decrease in net premiums earned, partially offset by an increase in other revenue and a gain on deconsolidation of European Run-off ($117.1). The company reported net loss attributable to shareholders of Fairfax of $1,259.3 (net loss of $47.38 per basic and diluted share) in the first quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $769.2 (net earnings of $28.04 per basic share and $26.98 per diluted share) in the first quarter of 2019, principally reflecting net losses on investments in the first quarter of 2020 compared to net gains in the first quarter of 2019.

Income of $5,065.1 in the second quarter of 2020 decreased from $5,441.3 in the second quarter of 2019, principally as a result of decreased other revenue and share of loss of associates in the second quarter of 2020 compared to share of profit of associates in the second quarter of 2019, partially offset by increases in net gains on investments and net premiums earned. The decrease in net earnings attributable to shareholders of Fairfax to $434.9 (net earnings of $16.00 per basic share and $15.26 per diluted share) in the second quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $494.3 (net earnings of $17.94 per basic share and $17.18 per diluted share) in the second quarter of 2019, principally reflecting the decrease in profitability in the second quarter of 2020 due to COVID-19 underwriting losses and share of loss of associates compared to underwriting profit and share of profit of associates in the second quarter of 2019, partially offset by higher net gains on investments.

Income of $4,992.6 in the third quarter of 2020 increased from $4,925.9 in the third quarter of 2019 principally as a result of increased net premiums earned and lower net losses on investments, partially offset by decreases in other revenue, share of profit of associates and interest and dividends. Net earnings attributable to shareholders of Fairfax increased to $133.7 (net earnings of $4.66 per basic share and $4.44 per diluted share) in the third quarter of 2020 from $68.6 (net earnings of $2.13 per basic share and $2.04 per diluted share) in the third quarter of 2019, principally reflecting lower net losses on investments, partially offset by lower operating income in the insurance and reinsurance operations (reflecting decreases in underwriting profit and interest and dividends, partially offset by higher share of profit of associates).

Income of $6,578.1 in the fourth quarter of 2020 increased from $5,533.0 in the fourth quarter of 2019 principally as a result of increases in net premiums earned and net gains on investments as a result of the impact of COVID-19 on the global financial markets beginning to reverse, and share of profit of associates in the fourth quarter of 2020 compared to share of loss of associates in the fourth quarter of 2019, partially offset by decreases in other revenue and interest and dividends. The net earnings attributable to shareholders of Fairfax of $909.1 (net earnings of $34.28 per basic share and $32.68 per diluted share) in the fourth quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $672.0 (net earnings of $24.62 per basic share and $23.58 per diluted share) in the fourth quarter of 2019 principally reflecting significantly higher net gains on investments, lower operating losses in the Non-insurance companies reporting segment and higher operating income in the insurance and reinsurance operations (reflecting increased underwriting profit and share of profit of associates, partially offset by lower interest and dividends), partially offset by an income tax provision.

Operating results at the company's insurance and reinsurance operations have been, and will continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 4, 2021, Fairfax had 25,247,616 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 25,996,386 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2020 and 2019.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2020
High	637.11	460.13	439.84	465.01
Low	332.82	319.37	368.89	346.84
Close	431.43	419.43	392.10	433.85
2019
High	667.23	662.29	648.59	617.21
Low	573.63	600.00	575.00	542.70
Close	619.00	642.76	584.00	609.74

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

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  Exhibit 99.3